Form 10-K405, Exhibit 13
period 1995-12-31
ALLIS CHALMERS CORP
filed 1996-03-29
CIK 3982

Page 1
   THE BUSINESS OF ALLIS-CHALMERS

   Houston Dynamic Service, Inc., a Company subsidiary, operates a business in Houston, Texas which services and repairs mechanical equipment, including compressors, pumps, turbines, engines, heat exchangers, centrifuges, rollers, gears, valves, blowers, kilns, crushers and mills. It serves various industrial customers, including those in the petrochemical, chemical, refinery, utility, waste and waste treatment, minerals processing, power generation, pulp and paper and irrigation industries.

   On March 1, 1996 Allis-Chalmers had 38 employees and 7,309 shareholders of record.

   Headquarters

   Allis-Chalmers Corporation
   Box 512
   Milwaukee, WI  53201-0512

   Contents

   The Business of Allis-Chalmers                     1
   Report to Our Shareholders                         2
   Market for Common Stock and
      Related Shareholder Matters                     4
   Selected Financial Data                            5
   Management's Discussion and Analysis               6
   Report of Independent Accountants                 12
   Consolidated Financial Statements                 13
   Notes to Consolidated Financial Statements        16
   Officers and Directors                            29
   Board Committees                                  30

                                                                       Page 2

   REPORT TO OUR SHAREHOLDERS

   H. Sean Mathis
   Chairman of the Board
   and Chief Executive Officer

   Dear Fellow Shareholders:

        I am pleased to report that on January 16, 1996 I was elected as Chairman and Chief Executive Officer of the Company.

        Allis-Chalmers continued to experience tough times in 1995. Even though our operating results remained profitable at Houston Dynamics Services, Inc. (HDS), they were down from 1994. In addition, the continued unsuccessful search for an acquisition or a financing partner along with the major underfunding in the pension plan continue to strain cash resources and jeopardize the future of the Company. This becomes more critical in 1996 as scheduled funding payments become due to the Allis-Chalmers Consolidated Pension Plan.

   Financial Results

        With the sale of the B.R.B. Industries division (BRB) in 1994, the Company's continuing operation consists of HDS a machinery repair and service business.

        Sales from continuing operations totaled $3.2 million in 1995, down from $3.6 million in 1994. The decrease is primarily the result of a weakened market for machine repairs and services.

        Gross margin as a percentage of sales decreased to 26% in 1995 compared with 28% in 1994 as a result of decreased sales and a decrease in sales of more profitable services at HDS.

        Marketing and administrative expense of $1.3 million in 1995 was reduced slightly from the 1994 level of $1.4 million. The decrease was due primarily to the continued cost reduction effort and the absence of any significant expenses incurred in connection with an acquisition search. As a percentage of sales, marketing and administrative expense increased slightly to 41% in 1995 compared with 40% in 1994.

        The Company reported a loss from continuing operations of $1.4 million (including recognition of pension liability of $1.1 million), or $1.44 per common share, in 1995 compared with a loss of $1.1 million, or $1.08 per common share, in 1994. In 1994, a loss from discontinued operations of $0.2 million or $.23 per common share was incurred along with a loss on the sale of BRB of $2.9 million or $2.82 per common share. Altogether, there was a net loss in 1994 of $4.2 million, or $4.13 per common share.

   Acquisition Environment

   The Company continued to attempt to identify and evaluate acquisition candidates and financing partners during 1995. The Company's environment for these transactions was and remains very difficult. The Company's lack of cash for investment, restrictions on debt financing and the uncertainty associated with the Company's exposure for the underfunding of the Allis-Chalmers Consolidated Pension Plan all contribute to the Company's inability to consummate an acquisition or financing.

        Given the present financial condition of the Company, a meaningful acquisition will be very difficult to identify and complete. The Company continues to believe, however, that it should investigate suitable acquisition or financing opportunities and attempt to
                                                                       Page 3

   develop an alliance with a strategic partner in order to increase its operating base and generate positive cash flow. The Company recognizes that any acquisition would have to be financed by additional borrowing, new equity financing or a capital infusion by a new partner. The current financial condition of the Company is a significant impediment to additional borrowing or an equity investment.

   Pension Plan

   The Company is the plan sponsor for the Allis-Chalmers Consolidated Pension Plan (Consolidated Plan). For the years 1989 through 1993, retirees covered by the Consolidated Plan outlived the assumptions of mortality used in 1988 to calculate the additional funding needed to fund fully the Consolidated Plan. Given this continued experience, the Company's independent actuaries revised the mortality assumptions used to calculate future liabilities effective January 1, 1994 to reflect this decrease in mortality. As a result, the Company has a greater future pension liability as its retirees continue to receive monthly pensions throughout their longer-projected lives. This change in mortality assumptions, along with a slight increase in the assumption for future administrative costs, resulted in an underfunding on a present value basis of $11.9 million as of December 31, 1995.

        This underfunded condition requires the Company to make significant cash contributions to the Consolidated Plan pursuant to ERISA minimum funding requirements starting in 1996. In 1994, the Retirement Protection Act of 1994 (Act) was enacted as part of the General Agreement on Tariffs and Trade legislation. This Act requires faster funding of underfunded pension plans. While the first cash contribution to the Consolidated Plan has been made in 1996, the Act requires additional cash contributions in 1996, 1997 and 1998.

        Based on the Company's limited financial resources to make contributions, this requirement for contributions will have a material adverse effect on the Company. The Company is not optimistic that in its current condition it will be able to raise additional capital to meet its obligations under the Consolidated Plan. Given the inability of the Company to fund such an obligation with its current financial resources, a termination of the Consolidated Plan is likely to occur, with the consequence of a liability to the Pension Benefit Guaranty Corporation
   (PBGC) in excess of the current net worth of the Company. If the Company is unable to reach an acceptable arrangement with the PBGC or to raise additional capital, it will have to evaluate its alternatives, which include, among others, another bankruptcy filing.

   Outlook

   The challenges for 1996 are significant. In particular, the pension plan underfunding issue and the continued search for an acquisition or a financing partner are matters on which we must focus. Limited financial resources and the uncertainty of available financing will make these challenges most difficult.

        On behalf of the directors and officers of Allis-Chalmers, I request the support of you, the shareholders, as we address these difficult challenges.
                                                                       Page 4

   MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

   The Company's First Amended and Restated Joint Plan of Reorganization (Plan of Reorganization) provided for cancelling the old common stock of Allis-Chalmers on December 2, 1988 and issuing new common stock of the reorganized Company (Common Stock) to certain holders of claims and interests, including holders of old common stock.

   After receiving approval of a majority of shareholders of Common Stock, the Company amended its Amended and Restated Certificate of Incorporation (Amendment), effective as of July 8, 1992, to effect a 1-for-15 reverse stock split of the Common Stock pursuant to which each 15 shares of Common Stock, $.01 par value per share, were combined into one share of new Common Stock, $.15 par value per share. In lieu of the issuance of fractional shares of Common Stock, the Amendment provided that shareholders owning less than 15 shares of Common Stock were entitled to receive a cash payment at the rate of $8.85 per share of Common Stock (equivalent to $0.59 per share of the presplit Common Stock). This action, as of July 8, 1992, decreased the number of outstanding shares of Common Stock to 1,003,596 from 15,164,195 shares immediately prior to the reverse stock split and decreased the number of shareholders to 7,408 from 17,799 prior to the reverse stock split. Per share amounts in the accompanying financial statements have been restated to reflect the reverse stock split.

   Pursuant to the Stock Sales Escrow Agreement which was established in conjunction with the Plan of Reorganization, the Company's stock transfer agent, Continental Stock Transfer & Trust Company, completed the first release of shares of Common Stock from escrow in July 1992. Stock certificates, representing approximately 40% of the outstanding shares of Common Stock held in escrow, were distributed to shareholders of record as of the close of business on July 8, 1992. The balance of the outstanding shares of Common Stock were released from escrow on August 1, 1995.

   The Common Stock is subject to trading restrictions that are set forth in its Amended and Restated Certificate of Incorporation. The trading restrictions are designed to maximize the likelihood of preserving the Company's substantial net operating loss carryforwards. There is no established public trading market for the Common Stock. It is not certain when or if trading in the Common Stock will commence or on which registered stock exchange or quotation system, if any, the Common Stock may eventually be listed or quoted. At the present time, the Company does not intend to file a listing application to any registered national stock exchange or Nasdaq for trading or quotation of the Common Stock.

   No dividends were declared or paid during 1995, 1994 or 1993.

                                                                       Page 5
   SELECTED FINANCIAL DATA/1
                                      1995    1994   1993   1992   1991
                                        (millions, except per share data)

   Statement of Operations Data:
     Sales                            $3.2    $3.6   $3.3   $3.8   $5.8

     Income (loss) from:
       Continuing Operations          (1.4)   (1.1)  (1.3)  (1.7)  (0.3)
       Discontinued Operations           -    (0.2)   0.2    0.9    0.7
       Sale of molded fabric
         products division               -    (2.9)     -      -      -
       Cumulative effect of
        accounting change                -       -   (1.0)     -      -
         Net income (loss)            (1.4)   (4.2)  (2.1)   (.8)    .4

     Income (loss) per share from:/2
       Continuing Operations         (1.44)  (1.08) (1.31) (1.65)  (.34)
       Discontinued Operations           -    (.23)   .24    .82    .70
       Sale of molded fabric
         products division               -   (2.82)     -      -      -
       Cumulative effect of
        accounting change                -       -  (1.02)     -      -
         Net income (loss)           (1.44)  (4.13) (2.09)  (.83)   .36

   Statement of Financial
    Condition Data:

     Total assets                      4.1     4.6   11.5   12.9   14.9

     Long-term debt classified as:
       Current                         0.3       -    0.2    1.1     .8
       Long-term                         -     0.3    3.1    2.4    3.5

     Shareholders' (deficit)
      investment                      (9.9)   (6.9)  (3.2)   8.0    8.9


   1/ Restated to reflect the results of operation of the Company's BRB division as discontinued operations. See Note 3 of Notes to Consolidated Financial Statements.

   2/ Restated to reflect the 1-for-15 reverse stock split effected July, 1992.

                                                                       Page 6

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This discussion should be read in conjunction with the Report to Our Shareholders and the Consolidated Financial Statements including the Notes to Consolidated Financial Statements.

   Overview

   Allis-Chalmers, after emerging from Chapter 11 under the Company's Plan of Reorganization which was consummated on December 2, 1988, entered into an agreement with AL-CH Company, L.P. (Investor) pursuant to which the Investor agreed to purchase 6.1 million shares of Common Stock (40% of the outstanding Common Stock) for $3,750,000 in cash. The Investor is a limited partnership controlled by Messrs. Robert E. Nederlander and Leonard Toboroff.

   The acquisition environment has been unfavorable since the Investor's cash contribution to the Company and remained very difficult for the Company during 1995. The problems continued to include the Company's lack of cash for investment, limited availability of debt financing for acquisitions and the financial exposure associated with the Consolidated Plan. These conditions become most critical in 1996 as funding payments become due to the Consolidated Plan. Therefore, the Company continues to proceed cautiously with its efforts to identify and evaluate potential candidates for acquisition. Currently, the Company is not in discussions with any such potential candidate.

   The Company continues its efforts to conserve cash resources. However, the expenses associated with the ongoing Securities and Exchange Commission and other governmental reporting as well as legal, accounting and audit, tax, insurance and costs associated with other corporate requirements of a publicly held company have made it difficult for the Company, at its present size, to achieve a positive cash flow.

   The Company's independent pension actuaries have changed the assumptions for mortality and administrative expenses used to determine the liabilities of the Consolidated Plan. Primarily as a result of the changes in mortality assumptions to reflect decreased mortality rates of the Company's retirees, the Consolidated Plan is underfunded on a present value basis of $11.9 million. The Company has recorded the liability related to this underfunded position, resulting in the elimination of its shareholders' equity. In the first quarter of 1996, the Company made its first cash contribution in the amount of $205,000. The Company currently does not have the financial resources to make all the required payments during 1996. In addition, there are substantial payments due in 1997 and 1998. Given the inability of the Company to fund this obligation, a termination of the Consolidated Plan will likely occur with the consequence of a liability to the PBGC in excess of the current net worth of the Company. The Company intends to continue discussions with the PBGC concerning its obligations under the Consolidated Plan. Although it is not possible to predict the outcome of such discussions, if the Company is unable to negotiate a settlement with the PBGC on terms that are acceptable to the Company, Allis-Chalmers will be required to evaluate its options, which include attempting to raise additional capital to eliminate the underfunding or seeking protection from its creditors by commencing voluntary bankruptcy proceedings under the federal bankruptcy laws. The Company is not
                                                                       Page 7

   optimistic that in its current condition it will be able to raise additional capital to meet its obligations under the Consolidated Plan.

   Results of Operations

   Results of operations for 1995 reflect the sole operation of the business of Allis-Chalmers: the machine repair business, HDS. The results of operations for 1994 also included the molded-fabric-product business, BRB, which was sold in September 1994.

   Sales from continuing operations totaled $3.2 million in 1995 compared with $3.6 million and $3.3 million in 1994 and 1993, respectively. The decrease in sales from 1994 is primarily the result of a weakened demand for machine repair services supplied by HDS.

   Gross margins, as a percentage of sales, were 25.7%, 28.1% and 23.3% in 1995, 1994 and 1993, respectively. The decrease in the margin percentage in 1995 compared with 1994 resulted mainly from decreased sales and a decrease in sales of more profitable services.

   Marketing and administrative expense was $1.3 million, $1.4 million and $2.0 million in 1995, 1994 and 1993, respectively. The decrease in 1995 was primarily due to continued cost reduction efforts and the absence of any significant expenses relating to the Company's search for and evaluation of an acquisition candidate in 1995. Marketing and administrative expense was 41.1% of sales in 1995 compared with 40.0% in 1994 and 60.6% in 1993. Marketing and administrative expense has been significantly reduced since 1993 as a result of cost reduction activity at HDS and at the Company's corporate offices. In addition, the 1994 decrease from 1993 resulted from increased sales and non-recurring costs associated with the 1993 acquisition search. A significant portion of the Company's administrative expense relates to expenses for Securities and Exchange Commission and other governmental reporting as well as the legal, accounting and audit, tax, insurance and other requirements of a publicly held company.

   The Company had a loss from operations of $491,000 in 1995 compared with a 1994 loss of $382,000 and a loss of $1,229,000 in 1993. The drop from 1994 resulted primarily from decreased sales.

   Interest income in each of the years resulted mainly from earnings on short-term investments. However, for the complete year of 1995, interest income also was derived from a note receivable from the sale of BRB in September of 1994. This accounted for the increase in 1995. The reduction in interest income in 1994 compared to 1993 was due to a lower level of investments. Interest expense relates to a term loan, the proceeds of which were used for the BRB acquisition and a real estate loan, the proceeds of which were used to purchase the shop and office building from which HDS operates. The term loan used for the BRB acquisition, was paid off in late 1994, thereby significantly reducing the interest expense in 1995.

   Pension expense was $1,067,000 and $639,000 in 1995 and 1994 respectively. These amounts relate to the recognition of pension liability associated with the Consolidated Plan and in accordance with the Statement of Financial Accounting Standards No. 87 "Employers Accounting for Pensions."

                                                                       Page 8

   The Company incurred a loss from continuing operations of $1,448,000 (including recognition of pension liability of $1,067,000), or $1.44 per common share, in 1995 compared with a loss from continuing operations of $1,087,000, or $1.08 per common share, in 1994. The Company reported a loss from discontinued operations of $231,000 or $.23 per common share in 1994. There was no gain or loss from discontinued operation in 1995. The 1994 loss from discontinued operations reflected the continued declining sales by BRB. The Company incurred a loss on the sale of BRB of $2,856,000 or $2.82 per common share in 1994. The loss on the sale of BRB included the write off of $2,076,720 in intangible assets associated with the Company's acquisition of BRB in 1989.

   In 1993, the Company incurred a net loss of $2,107,000, or $2.09 per common share. The net loss in 1993 included the cumulative effect of a one-time charge of $1,029,000, or $1.02 per common share, related to certain postretirement benefits in compliance with an accounting change required by generally accepted accounting principles.

   The Company incurred a net loss of $1,448,000 (including recognition of pension liability of $1,067,000), or $1.44 per common share, in 1995 compared with a net loss of $4,174,000, or $4.13 per common share, in 1994.

   Liquidity and Capital Resources

   At December 31, 1995 the Company had cash and short term investments totaling $1.9 million, a decrease from $2.2 million at December 31, 1994. This decrease was the result of expenses associated with the ongoing corporate reporting, as well as legal, accounting, audit, tax and insurance.

   Trade receivables at December 31, 1995 were $265,000, below the level of $388,000 at December 31, 1994. The decrease is a result of lower sales.

   Non-trade receivables were $664,000 at December 31, 1995 a decrease from $781,000 at December 31, 1994. These receivables represent the proceeds from the sale of BRB. In 1995, BRB made periodic payments against this balance, however, it is currently past due under the original terms. This amount is secured by filings against the assets of BRB, which according to their latest unaudited statement are more than sufficient to cover this debt. Management is in the process of pursuing all monies owed including reviewing its strategic alternatives available.

   Inventory at December 31, 1995, was $128,000, up from $94,000 at year end 1994. This increase is due to one in progress job that will not be completed until early 1996.

   The Company had no significant capital expenditure commitments as of December 31, 1995.

   Current maturities of long-term debt at December 31, 1995 were $299,000 compared with $20,000 at year-end 1994. This increase was the result of the balloon payment due August 20, 1996 from the real estate loan refinanced by HDS in August, 1993. The proceeds of the original loan were used in 1990 for the purchase of the land and building in which HDS operates its business in Houston, Texas. The amount refinanced was approximately $320,400 and is required to be repaid in monthly installments of $3,469 through August 20, 1996, when the
                                                                       Page 9

   remaining unpaid balance shall be due. At December 31, 1995, the interest rate on the note was 10.75%. This rate is subject to adjustments during the term of the note in accordance with increases or decreases in the prime rate. The note is secured by the HDS facility having a net book value of $468,800 at December 31, 1995 and the Company's guaranty.

   The Company's principal sources of cash include earnings from operations and interest income on short term investments. The cash requirements needed for the administrative expenses associated with being a publicly held company are significant, and management believes that the Company will continue to use a substantial portion of its cash balances in 1996. In addition the Company is liable for contributions of $2.5 million to the Consolidated Plan in 1996, $205,000 of which was paid in the first quarter of 1996.

   The A-C Reorganization Trust, pursuant to the Plan of Reorganization, funds all costs incurred by Allis-Chalmers which relate to implementation of the Plan of Reorganization. Such costs include an allocated share of certain expenses for Company employees, professional fees and certain other administrative expenses.

   In 1988, the Plan of Reorganization provided for the contribution of $53.8 million to the Company's then-existing 11 salaried and inactive hourly pension plans. This funding, in addition to the then-existing assets in the pension plans, was used to establish a high-grade fixed income securities portfolio. The market value of the portfolio assets was matched to the present value of the expected pension benefits and administrative expenses of the plans in a way intended to make the pension fund immune from interest rate fluctuations, thus substantially eliminating the need for future Company contributions. Effective January 1, 1989 the 11 remaining Allis-Chalmers pension plans were consolidated into a single plan, the Consolidated Plan. Pursuant to its obligations under the Plan of Reorganization, the Company continues as the plan sponsor for the Consolidated Plan.

   For the years 1989 through 1994, retirees eligible for benefits under the Consolidated Plan have, as a group, outlived the projections based on the mortality assumptions used in the Plan of Reorganization for funding the Consolidated Plan. During this period, actual administrative expenses have been slightly in excess of assumed levels. The Company was advised by its independent actuaries that effective January 1, 1994 it was required to reflect such decreased mortality for funding calculation purposes. This change in the mortality assumptions and an increase in the assumption for future administrative expenses have created an underfunded condition in the Consolidated Plan of $11.9 million on a present value basis.

   This underfunded condition in the Consolidated Plan requires the Company to make significant cash contributions to the Consolidated Plan pursuant to ERISA funding requirements starting in 1996. Contributions are projected to be $2.5 million in 1996, then increasing to $3.1 million in 1997 and $8.1 million in 1998.

   In 1996, the Company made a payment of $205,000 against the $2.5 million. Based on the Company's limited financial resources to make contributions, this requirement for future contributions will have a material adverse change on the Company. The inability of the Company to fund such an obligation will likely lead to a termination of the Consolidated Plan with the consequence of a liability to the Pension Benefit Guaranty Corporation in excess of the
                                                                      Page 10

   net worth of the Company. If the Company is unable to reach an acceptable arrangement with the PBGC or to raise additional capital, it will have to evaluate its alternatives, which include, among others, another bankruptcy filing.

   The Environmental Protection Agency (EPA) and certain state environmental protection agencies have requested information in connection with eleven potential hazardous waste disposal sites in which products manufactured by Allis-Chalmers before consummation of the Plan of Reorganization were disposed. The EPA has claimed that Allis-Chalmers is liable for cleanup costs associated with six additional sites. The EPA's claims with respect to one other site were withdrawn in 1994 based upon settlements reached with the EPA in the bankruptcy proceeding. In addition, eight third parties have asserted that Allis-Chalmers is liable for cleanup costs or associated EPA fines in connection with seven additional sites. In one of these instances a former site operator has joined Allis-Chalmers and 47 other potentially responsible parties as a third-party defendant in a lawsuit involving cleanup of one of the sites. In each instance the environmental claims asserted against the Company involve its prebankruptcy operations. Accordingly, Allis-Chalmers has taken the position that all cleanup costs or other liabilities related to these sites were discharged in the bankruptcy. In one particular site, the EPA's Region III has concurred with the Company's position that claims for environmental cleanup were discharged pursuant to the bankruptcy. While each site is unique with different circumstances, the Company has notified other Regional offices of the EPA of this determination associated with the Region III site. The Company has not received responses from the other Regional offices. No environmental claims have been asserted against the Company involving its postbankruptcy operations.

   Financial Condition

   Shareholders' deficit at December 31, 1995 was $9.9 million. A three-year comparison of shareholders' (deficit) investment follows:

             (millions)                1995      1994      1993

   January 1                          $(6.9)    $(3.2)    $ 8.0
   Net loss                            (1.4)     (4.1)     (2.1)
   Pension liability adjustment        (1.6)      0.4      (9.1)
                                      -----     -----     -----
   December 31                        $(9.9)    $(6.9)    $(3.2)
                                      =====     =====     =====

   Accounting Changes

   Pursuant to the Plan of Reorganization, the Company assumed the contractual obligation to Simplicity Manufacturing, Inc. (SMI) to reimburse SMI for 50% of the actual cost of insurance claims for a select group of retirees (SMI Retirees) of the prior Simplicity Manufacturing Division of Allis-Chalmers. In December 1990 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106 ("FAS No. 106"), "Employers Accounting for Postretirement Benefits Other Than Pensions." This statement requires the expensing of retiree medical and life benefit costs on an accrual basis by the beginning of 1993. The Company's prior policy was to recognize these costs on a cash basis. During the first quarter
                                                                      Page 11

   of 1993, the Company elected to recognize immediately the entire unfunded accumulated postretirement benefit obligation rather than to amortize this transition obligation to expense over 20 years.

   In adopting FAS No. 106, the Company recorded, in the first quarter of 1993, a one-time, non-cash charge against earnings of $1,029,000, or $1.02 per common share, using the cumulative catchup method. This adjustment represents the discounted present value of expected future SMI Retiree health care benefits. No change in the Company's practice of funding these benefits on a cash basis is presently anticipated.

                        REPORT OF INDEPENDENT ACCOUNTANTS

   To the Board of Directors and
   Shareholders of Allis-Chalmers Corporation

   In our opinion, the consolidated financial statements appearing on pages 13 through 27 of this report present fairly, in all material respects, the financial position of Allis-Chalmers Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the consolidated financial statements, the Company's pension actuary is currently estimating that significant cash contributions to the Company's consolidated pension plan will be required in the years 1996 through 1998. The Company does not currently have the financial resources to make these estimated cash contributions which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

   As discussed in Note 10 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions effective January 1, 1993.

   Price Waterhouse LLP
   Milwaukee, Wisconsin
   February 27, 1996

                             STATEMENT OF OPERATIONS

             Year Ended December 31            1995        1994        1993
                                                (thousands, except per share)

   Sales                                     $3,190      $3,580      $3,298
   Cost of sales                              2,371       2,571       2,528
                                             ------      ------      ------
     Gross Margin                               819       1,009         770

   Marketing and administrative expense       1,310       1,434       1,999
   Restructuring costs                            -         (43)          -
                                             ------      ------      ------
       Loss from Operations                    (491)       (382)     (1,229)

   Other income (expense)
     Interest income                            136          99         124
     Interest expense                           (46)       (187)       (241)
     Pension expense                         (1,067)       (639)          -
     Other                                       20          22          18
                                             ------      ------      ------
       Loss from Continuing Operations
         Before Income Taxes                 (1,448)     (1,087)     (1,328)
   Charge in lieu of income taxes                 -           -           -
     Loss from Continuing                    ------      ------      ------
     Operations Before Cumulative
     Effect of Accounting Changes            (1,448)     (1,087)     (1,328)

   Discontinued Operations:
   (Loss) income from Operations of
     molded fabric products division              -        (231)        250
   Loss on sale of molded fabric
     products division                            -      (2,856)          -
                                             ------      ------      ------
       Loss Before Cumulative
       Effect of Accounting Changes          (1,448)     (4,174)     (1,078)

   Cumulative effect of accounting changes        -           -      (1,029)
                                             ------      ------      ------
       Net Loss                             $(1,448)    $(4,174)    $(2,107)
                                            =======     =======     =======
   (Loss) Income per Common Share
     Before cumulative effect of
      accounting changes:
        Continuing Operations               $ (1.44)    $ (1.08)    $ (1.31)
        Discontinued Operations                   -       (3.05)        .24
     Cumulative effect of accounting
      changes                                     -           -       (1.02)
                                             ------      ------      ------
       Net Loss per Common Share            $ (1.44)    $ (4.13)    $ (2.09)
                                            =======     =======     =======

                        STATEMENT OF ACCUMULATED DEFICIT

           Year Ended December 31            1995        1994        1993
                                                      (thousands)

   Accumulated deficit beginning of year   $(6,570)    $(2,396)    $  (289)
   Net loss                                 (1,448)     (4,174)     (2,107)
                                           -------     -------     -------
   Accumulated deficit end of year         $(8,018)    $(6,570)    $(2,396)
                                           =======     =======     =======

   The accompanying Notes are an integral part of the Financial Statements.

                        STATEMENT OF FINANCIAL CONDITION

                    December 31                           1995        1994
                                                             (thousands)
   Assets

   Cash and short-term investments                      $ 1,881     $ 2,225
   Trade receivables, net (Note 4)                          265         388
   Non-trade receivables (Note 3)                           664         781
   Inventories, net                                         128          94
   Other current assets                                     206         185
                                                         ------      ------
       Total Current Assets                               3,144       3,673

   Net property, plant and equipment (Note 5)               907         923
                                                         ------      ------
       Total Assets                                     $ 4,051     $ 4,596
                                                        =======     =======

   Liabilities and Shareholders' Deficit

   Current maturities of long-term debt                 $   299     $    20
   Trade accounts payable                                    73         201
   Accrued employee benefits                                 80         121
   Reserve for legal expenses                               275         275
   Accrued pension liability (Note 10)                    2,493           -
   Other current liabilities                                324         325
                                                         ------      ------
       Total Current Liabilities                          3,544         942

   Accrued pension liability (Note 10)                    9,374       9,228
   Accrued postretirement benefit obligations (Note 10)   1,020       1,046
   Long-term debt (Note 7)                                   33         279

   Shareholders' deficit (Note 8)
     Common stock ($.15 par value, authorized
      2,000,000 shares, outstanding 1,003,028
      at December 31, 1995 and December 31, 1994)           152         152
     Capital in excess of par value                       8,155       8,155
     Accumulated deficit (accumulated deficit of
      $424,208 eliminated on December 2, 1988)           (8,018)     (6,570)
     Pension liability adjustment                       (10,209)     (8,636)
                                                         ------      ------

       Total Shareholders' Deficit                       (9,920)     (6,899)

   Commitments and contingent liabilities (Note 11)      ------      -------

       Total Liabilities and Shareholders'
        Deficit                                         $ 4,051     $ 4,596
                                                        =======     =======

   The accompanying Notes are an integral part of the Financial Statements.

                                                                      Page 15
                             STATEMENT OF CASH FLOWS

               Year Ended December 31             1995       1994      1993
                                                          (thousands)
   Cash flows from operating activities:
     Net loss                                 $ (1,448)  $ (4,174)  $ (2,107)
     Adjustments to reconcile net loss
      to net cash (used) provided by
      operating activities:
       Depreciation and amortization               112        126        133
       Loss (income) from discontinued
        operations                                   -      3,087       (250)
       Cumulative effect of accounting
        changes                                      -          -      1,029
       Provision for restructuring costs             -        (48)         -
       Change in working capital:
         Decrease in receivables, net              240        556          4
         (Increase) decrease in inventories        (34)       (35)        72
         Decrease (increase) in other
          current assets                           (21)       443        (50)
         (Decrease) in trade accounts
          payable                                 (128)      (103)       (50)
         (Decrease) increase in other
          current liabilities                      (42)      (404)       238
       Net change in working capital of
        discontinued operations                      -        (20)       836
       Pension expense                           1,067        639          -
       Other                                       (13)        23        136
                                                ------     ------     ------
         Net cash (used) provided by
          operating activities                    (267)        90         (9)

   Cash flows from investing activities:
     Capital expenditures                         (116)      (109)       (67)
     Proceeds from sale of excess equipment          6         20         13
                                                ------     ------     ------
     Net cash (used) by investing activities      (110)       (89)       (54)

   Cash flows from financing activities:
     Net proceeds from issuance of
      long-term debt                                67          -      3,319
     Payment of long-term debt                     (34)      (154)      (313)
     Retirement of long-term debt                    -     (2,795)    (3,263)
     Proceeds from certificate of deposit            -      3,000          -
                                                ------     ------     ------
       Net cash provided (used) by
        financing activities                        33         51       (257)
                                                ------     ------     ------
   Net (decrease) increase in cash and
    short-term investments                        (344)        52       (320)

   Cash and short-term investments at
    beginning of year                            2,225      2,173      2,493
                                                ------     ------     ------
   Cash and short-term investments at
    end of year                               $  1,881    $ 2,225    $ 2,173
                                              ========    =======    =======
   Supplemental information - interest paid   $     46    $   189    $   266
                                              ========    =======    =======

   The accompanying Notes are an integral part of the Financial Statements.

                                                                      Page 16
   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   NOTE 1.  EMERGENCE FROM CHAPTER 11

   Allis-Chalmers Corporation ("Allis-Chalmers" or the "Company") emerged from Chapter 11 proceedings on October 31, 1988 under a plan of reorganization which was consummated on December 2, 1988. The Company was thereby discharged of all debts that arose before confirmation of its First Amended and Restated Joint Plan of Reorganization (Plan of Reorganization), and all of its capital stock was cancelled and made eligible for exchange for shares of common stock of the reorganized Company (Common Stock).

   Claims asserted against the Company and allowed by the Bankruptcy Court beyond those recorded prior to the consummation date amounted to approximately $483 million. Such amounts were subsequently recorded by the Company in 1988. Because total recorded liabilities discharged at consummation exceeded the book value of assets and Common Stock distributed to creditors and the various trusts at that date, extraordinary income of $388.1 million was recorded.

   See the Plan of Reorganization and the First Amended Disclosure Statement dated September 14, 1988 for additional information regarding distributions to holders of claims and interests.

   NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Description of Business

   Allis-Chalmers through its wholly-owned subsidiary, Houston Dynamic Service, Inc., services and repairs various types of mechanical equipment, including compressors, pumps, turbines, engines, heat exchangers, centrifuges, rollers, gears, valves, blowers, kilns, crushers and mills.

   Principles of Consolidation

   The consolidated financial statements include the accounts of Allis-Chalmers and its subsidiaries. All significant intercompany transactions have been eliminated.

   Short-Term Investments

   Short-term investments consist primarily of commercial paper with original maturities at date of purchase less than three months.

   Fair Value of Financial Instruments

   The carrying amounts in the Consolidated Balance Sheets for cash and short-term investments, non-trade receivable and long-term debt instruments approximate their fair market value.

                                                                      Page 17
   Inventories

   Inventories are stated at the lower of cost, determined by the first-in, first-out method, or market.

   Properties and Depreciation

   Plant and equipment used in the business are stated at cost and depreciated on the straight-line basis over the estimated useful lives of the assets which generally range from 40 years for buildings, 3 to 12 years for machinery and equipment and 3 to 12 years for tools, patterns, furniture and fixtures. Maintenance and repairs are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized.

   Income Taxes

   Deferred income taxes are determined on the liability method in accordance with Statement of Financial Accounting Standards (FASB) No. 109. Under FASB 109, certain income and expense items are recognized for financial statement and income tax purposes in different time periods. Income tax benefits of loss and tax credit carryforwards are not recognized until realized. See Note 6. Income Taxes.

   (Loss) Income Per Common Share

   (Loss) Income per common share is based on the average number of shares of common stock outstanding and issuable under the Plan of Reorganization.

   Statement of Cash Flows

   For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Major Customers

   In 1995, the Company recorded sales to one customer which accounted for 10% or more of total sales -- Amoco Chemical generated 26% of 1995 sales, 19% of 1994 sales and 22% of 1993 sales. In 1994 the Company, had two customers which accounted for 10% or more of total sales. Amoco Chemical (detailed above) and Chevron Corporation generated 15% of 1994 sales. In 1993 sales of 10% or more of the total sales were made to two customers -- Amoco Chemical (detailed above) and Siemens Corporation at 11% of 1993 sales.
                                                                      Page 18

   NOTE 3.  SALE OF BRB DIVISION

   On September 22, 1994, the Company sold substantially all of the assets, excluding accounts receivable and certain other assets, and certain liabilities of its BRB division. Pursuant to the terms and conditions of an Asset Purchase Agreement, dated as of August 4, 1994 and as amended on September 22, 1994 (the "Asset Purchase Agreement"), by and between the Company and BRB Industries Corp., a New Jersey corporation, the purchase price was $737,343, which consists of $280,000 paid in cash at closing, $100,000 payable in cash within 120 days after closing and a secured promissory note in the amount of $357,343.

   The Company recorded a loss on the sale of $2,856,000 which included the write-off of $2,076,720 of intangible assets associated with the Company's acquisition of BRB in 1989.

   The Company did not sell the accounts receivable nor transfer the accounts payable of the BRB business. Pursuant to the terms of the Asset Purchase Agreement, the collection of the BRB receivables and payment of BRB payables will be administered on behalf of the Company by BRB management and the proceeds from the collection of receivables over the payment of the accounts payable will be transferred to the Company.

   Sales of discontinued operations were $3,676,800 for the nine months ended September 20, 1994 and $6,455,000 for the twelve months ended December 31, 1993.

   NOTE 4.  RECEIVABLES

                    December 31                    1995         1994
                                                      (thousands)
   Trade accounts receivable                     $  571        $  707
   Allowance for doubtful receivables              (306)         (319)
                                                 ------        ------
                                                 $  265        $  388
                                                 ======        ======

   NOTE 5.  PROPERTY, PLANT AND EQUIPMENT

                    December 31                    1995         1994
                                                      (thousands)
   Land and buildings                            $  522        $  522
   Machinery and equipment                        1,302         1,230
   Tools, patterns, furniture, fixtures
     and leasehold improvements                     380           370
                                                 ------        ------
                                                  2,204         2,122
   Accumulated depreciation                      (1,297)       (1,199)
                                                 ------        ------
                                                 $  907        $  923
                                                 ======        ======

                                                                     Page 19
   NOTE 6.  INCOME TAXES

   Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years.

   The following table depicts the temporary differences as of December 31, 1995 and 1994:
                                                  1995           1994
                                                      (Millions)

   Net future tax deductible items               $  10          $  11
   Net operating loss carryforwards and
     other tax credits                             187            178
   Valuation allowance                            (197)          (189)
                                                 -----          -----
   Net deferred taxes                            $   0          $   0
                                                 =====          =====

   Net future tax deductible items relate primarily to estimated future bankruptcy claim payments to be made by the Company's two grantor trusts. Gross deferred tax liabilities at December 31, 1995 are not material.

   Operations are entirely in the United States (U.S.). Due to the losses before income taxes for 1995, 1994 and 1993 there was no charge in lieu of taxes in those years.

   The Plan of Reorganization established the A-C Reorganization Trust to settle claims and to make distributions to creditors and certain shareholders. The Company transferred cash and certain other property to the A-C Reorganization Trust on December 2, 1988. Payments made by the Company to the A-C Reorganization Trust do not generate tax deductions for the Company upon the transfer but generate deductions for the Company as payments are made by the A-C Reorganization Trust to holders of claims.

   The Plan of Reorganization also created a trust to process and liquidate product liability claims. Payments made by the A-C Reorganization Trust to the product liability trust do not generate current tax deductions for the Company. Future deductions should be available to the Company as the product liability trust makes payments to liquidate claims.

   The Company believes the above-named trusts are grantor trusts and therefore includes the income or loss of these trusts in the Company's income or loss for tax purposes, resulting in an adjustment of the tax basis of net operating and capital loss carryforwards. The income or loss of these trusts is not included in the Company's results of operations for financial reporting purposes.

   Tax carryforwards at December 31, 1995 are estimated to consist of net operating losses of $506 million expiring 1998 through 2009, capital losses of $132,000 expiring in 1996, investment tax credits of $7 million expiring 1997 through 2001 and energy tax credits of $3 million expiring 1997 through 2001. In addition, as discussed above, the net operating loss carryforwards will be significantly impacted by the future settlement of claims. Based upon the A-C Reorganization

                                                                      Page 20

   Trust's estimated amount of allowed claims, pending claims and assets available to settle such claims as of December 31, 1995, the net operating loss carryforwards will be increased by approximately $8 million. This net increase will result from future deductions as payments on claims are made, which will increase net operating loss carryforwards, partially offset as a result of the discharge of indebtedness, which will decrease net operating loss carryforwards.

   The realization of estimated carryforwards is subject to the occurrence or nonoccurrence of future events.

   During 1990 the Company initiated litigation against the Internal Revenue Service (IRS) in the United States Bankruptcy Court for the Southern District of New York, challenging the validity and retroactive applicability of proposed regulations issued by the IRS on August 13, 1990. On January 2, 1992 the IRS issued final regulations under Sections 269 and 382 of the Internal Revenue Code of 1986 relating to the use of net operating loss carryforwards following corporate reorganizations under the Bankruptcy Code.

   Following issuance of the final regulations the Company withdrew its retroactivity challenge because the final regulations were made retroactive only to August 14, 1990 and are not applicable to a plan of reorganization that was completed before then. The Company's Plan of Reorganization was consummated on December 2, 1988. The Company, however, continued to challenge the validity of other provisions of the regulations.

   On June 8, 1992 the Bankruptcy Court issued a decision denying the Company's motion for a judgment against the IRS with respect to the application of Section 269 of the IRS Code to the Company. The Court also granted the IRS's motion to dismiss the Company's complaint challenging the regulations. The Court entered judgment pursuant to its decision on June 29, 1992 and, consistent with the advice of its counsel, the Company decided not to appeal that judgment.

   Although the Company was unable to obtain a judgment that would have prevented the IRS from applying Section 269 to the Company, the Court's ruling leaves the Company in substantially the same position it was in prior to issuance of the final regulations. The possibility of an IRS challenge under Section 269 of the Internal Revenue Code to the Company's use of its prepetition net operating loss carryforwards has always existed and, in light of the Court's ruling, that possibility continues to exist.

   The Court, however, stated that, should the IRS ever seek to use its new
   Section 269 regulations to limit the Company's use of its net operating loss carryforwards, nothing in its opinion would prejudice the Company's right to defend itself by using the Court's confirmation finding that the primary purpose of the Company's Plan of Reorganization was not tax avoidance.
                                                                      Page 21

   NOTE 7.  LONG-TERM DEBT

                       December 31               1995           1994
                                                     (thousands)
   Real estate loan                            $  282         $  299
   Other                                           50              -
                                               ------         ------
                                                  332            299
   Less amounts classified as current             299             20
                                               ------         ------
                                               $   33         $  279
                                               ======         ======

   The real estate loan relates to the 1990 purchase of the land and building in Houston, Texas which had previously been leased by HDS. In August 1993, HDS refinanced this loan. The amount refinanced under the note is approximately $320,400 and is required to be repaid in monthly installments of $3,469 through August 20, 1996, when the remaining unpaid balance shall be due. At December 31, 1995, the interest rate on the note was 10.75%. This rate will be adjusted during the term of the note in accordance with increases or decreases in the prime rate. The note is secured by the HDS facility having a net book value of $469,000 at December 31, 1995 and the Company's guaranty.

   NOTE 8.  SHAREHOLDERS' DEFICIT

   The components of Shareholders' Deficit are as follows:

                         December 31             1995           1994
                                                     (thousands)

   Common stock                               $    152       $    152
   Capital in excess of par value
     - Common stock transactions                 7,715          7,715
     - Utilization of tax carryforwards to
         offset charge in lieu of taxes            440            440
   Retained deficit                             (8,018)        (6,570)
   Pension liability adjustment                (10,209)        (8,636)
                                              --------       --------
      Shareholders' Deficit                   $ (9,920)      $ (6,899)
                                              ========       ========

   Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," requires recognition in the Statement of Financial Condition of a minimum pension liability. The minimum liability that must be recognized is equal to the excess of the accumulated benefit obligation over plan assets. As of December 31, 1995 and 1994, $9.4 million and $9.2 million of the obligation was classified as a long-term liability, respectively. An additional $2.5 million was classified as a current liability as of December 31, 1995. No current liability existed at December 31, 1994. A reduction of shareholders' investment in the amount of approximately $9.1 million was separately reported in 1993 and adjusted to $8.6 million in 1994 and $10.2 million in 1995.

                                                                      Page 22

   Pursuant to the Stock Sales Escrow Agreement which was established in conjunction with the Plan of Reorganization, the Company's stock transfer agent, Continental Stock Transfer & Trust Company, completed the first release of shares of Common Stock from escrow in July 1992. Stock certificates, representing approximately 40% of the shares of Common Stock held in escrow, were distributed to shareholders of record as of the close of business on July 8, 1992. The balance of outstanding shares of Common Stock were released from escrow on August 1, 1995.

   In conjunction with consummation of the Plan of Reorganization, the cumulative retained deficit at December 2, 1988 of $424.2 million was eliminated.

   NOTE 9.  LONG-TERM STOCK INCENTIVE PLAN

   The Company's Long-Term Stock Incentive Plan (1989) provides for the grant of stock options, stock appreciation rights, performance shares, restricted stock, restricted stock units and other stock-based awards. Under the plan the maximum number of shares which may be granted with respect to stock-based awards is 50,000. Options may be granted at prices equal to or not less than the fair market value at date of grant, except that options to purchase up to 13,333 shares may be granted at a price which is not less than the fair market value on October 25, 1989, the date on which the plan was approved by shareholders. Options are exercisable within a period not to exceed 10 years from date of grant. The plan also provides for the discretionary grant of stock appreciation rights which allow the holder to receive in cash or shares of common stock the difference between the exercise price and the fair market value of the stock at the date of exercise. There have been no grants under the plan.

   NOTE 10.  POSTRETIREMENT BENEFIT OBLIGATIONS

   Pensions

   As of the date of the Chapter 11 filings in June 1987 the Company sponsored 19 defined benefit plans providing pensions for substantially all U.S. employees. The pension plan for U.S. salaried employees was capped and frozen effective March 31, 1987, so there have been no further benefit accruals after that date. As a result of divestitures during the Chapter 11 proceedings, eight active plans were transferred to the buyers of the businesses, leaving the Company as sponsor of 11 plans, none of which permitted additional benefit accruals. Effective January 1, 1989 the 11 remaining plans were consolidated into a single plan, the Allis-Chalmers Consolidated Pension Plan (Consolidated Plan). The Company continues as the plan sponsor for the Consolidated Plan.

   In accordance with the Plan of Reorganization, the 11 plans received a Company contribution of $53.8 million in December 1988. As a result of actions taken in connection with this contribution and the then-existing securities of the pension plans, the assets of the Consolidated Plan are invested in a dedicated bond portfolio that consists of high-grade fixed income securities in which the market value of the assets is matched to the present value of the
                                                                      Page 23

   anticipated pension benefits and administrative expenses of the Consolidated Plan in a way intended to make the pension fund immune from interest rate fluctuations.

   Under the Plan of Reorganization, future contributions to the Consolidated Plan are required if the mortality assumptions used in calculating the present value of the pension benefits expected to be paid or the assumptions used in calculating the future administrative expenses prove inaccurate. For the years 1989 through 1993, retirees eligible for benefits under the Consolidated Plan, as a group, outlived the projections of the mortality assumptions used in the Plan of Reorganization for funding the Consolidated Plan. For the same five years, actual administrative expenses were slightly in excess of assumed levels. Effective January 1, 1994, the Company's independent actuaries reflected such decreased mortality for funding calculation purposes. This change in assumptions and an increase in the assumption for future administrative expenses created an underfunded condition in the Consolidated Plan of approximately $9 million on a present value basis. The recognition of this $9 million liability by the Company in 1993 caused a corresponding reduction in equity.

   For the year 1994, the mortality experience was negative compared with the revised assumptions, in an amount in excess of the 1989-1993 average actuarial loss. This mortality loss was offset, however, by gains in the asset portfolio. At year end 1995, the Consolidated Plan remained in an underfunded condition with a recorded liability of $11.9 million.

   This underfunded condition requires the Company to make significant cash contributions to the Consolidated Plan pursuant to ERISA minimum funding requirements starting in 1996. In 1994, The Retirement Protection Act of 1994 (Act) was enacted into law as part of the General Agreement on Tariffs and Trade legislation. In general, this Act requires faster funding of underfunded pension plans. The Act requires accelerated cash contributions (when compared with prior projections) projected as follows:

                                           Estimated Minimum
                                        Required Contributions
                                              (millions)

                       1996                     $2.5
                       1997                     $3.1
                       1998                     $8.1

   These projections are based on various assumptions which may change and, in turn, alter these estimated minimum required contributions.

   Based on the Company's limited financial resources to make contributions, this requirement for contributions will have a material adverse effect on the Company. Given the inability of the Company to fund such an obligation with its current financial resources, a termination of the Consolidated Plan is likely to occur, with the consequence of a liability to the Pension Benefit Guaranty Corporation in excess of the current net worth of the Company.
                                                                      Page 24

   The funded status of the Consolidated Plan is as follows:

                                               December 31,  December 31,
                                                   1995          1994
                                                       (thousands)
   Actuarial present value of:
     Vested benefit obligation                 $ (251,292)   $ (221,316)
                                               ==========    ==========

     Accumulated benefit obligation            $ (251,292)   $ (221,316)
                                               ==========    ==========

     Projected benefit obligation              $ (251,292)   $ (221,316)

   Plan assets at fair value                      239,425       212,088
                                               ----------    ----------
   Excess of plan assets (projected benefit
     obligation)                                  (11,867)       (9,228)
   Unrecognized net loss (gain)                    10,209         8,636
                                               ----------    ----------
   (Accrued pension liability)/asset before
     adjustment for minimum liability              (1,658)         (592)

   Adjustment required to recognize
     minimum liability                            (10,209)*      (8,636)*
                                               ----------    ----------
   Accrued pension liability recognized in
     the statement of financial condition      $  (11,867)   $   (9,228)
                                               ==========    ==========

   * This adjustment causes a corresponding reduction of equity.

   Effective January 1, 1994, the actuaries changed the mortality assumptions used to calculate future pension liabilities. The Unisex Pension 1984 Table was replaced by a newly created mortality assumption which reflects the actual mortality experience of the Consolidated Plan from 1989 through 1993. The effect of this change on the Company's statement of financial condition was material.

   The projected benefit obligation as of December 31 was determined using an assumed discount rate of 6.88% for 1995 and 8.87% for 1994.

                                                                      Page 25
   The components of pension income are as follows:

                      December 31         1995         1994          1993
                                                   (thousands)
   Service cost - benefits earned
     during the year                   $      -     $      -      $       -
   Interest cost on projected
     benefit obligation                  18,451       17,361         18,263
   Actual return on plan assets         (52,480)      12,064        (35,262)
   Net amortization and deferral         35,096      (28,786)        16,999
                                       --------     --------      ---------
     Net pension (income) cost         $  1,067     $    639      $       -
                                       ========     ========      =========

   The net periodic pension income is based on the assumed long-term rate of return on plan assets of 8.87% in 1995, 7.09% in 1994, and 8.06% in 1993.

   The Consolidated Plan pays premiums to the PBGC based on the number of participants in the plan (fixed rate premium) and the funded status of the plan (variable rate premium). Given that the Consolidated Plan is underfunded, the variable rate portion of the PBGC premium was charged starting in 1995. The 1995 variable rate premium was approximately $250,000, and the 1996 variable rate premium is estimated to be approximately $560,000. As long as the underfunding exists, this variable rate premium will be an additional demand on the assets of the Consolidated Plan.

   Under the terms of the Plan of Reorganization, the Company had agreed not to consent to an involuntary termination, deliver a notice of intent to terminate or take any action having a similar effect in respect of the Consolidated Plan prior to December 2, 1993. This requirement ended as of December 3, 1993 and no other provisions of the Plan of Reorganization prohibit a termination of the Consolidated Plan.

   Medical and Life

   Pursuant to the Plan of Reorganization, the Company assumed the contractual obligation to Simplicity Manufacturing, Inc. (SMI) to reimburse SMI for 50% of the actual cost of medical and life insurance claims for a select group of retirees (SMI Retirees) of the prior Simplicity Manufacturing Division of Allis-Chalmers. Prior to 1993, the cost of these benefits was recognized on a cash basis.

   Effective January 1, 1993, the Company adopted Statement of Financial Standards No. 106 (FAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires employers to account for the cost of these benefits on an accrual basis. As part of adopting the new standard, the Company recorded in the first quarter of 1993 a one-time, non-cash charge against earnings of $1,029,000 using the cumulative catchup method.
                                                                      Page 26

   Net postretirement benefit expense for the years ended December 31, 1995 and 1994 included the following components (in thousands):

                                                       1995         1994

   Service cost                                       $   -        $   -
   Interest cost on accumulated benefit obligation       59           60
   Amortization of unrecognized net gain                (24)          (9)
                                                      -----        -----
   Net postretirement benefit expense                 $  35        $  51
                                                      =====        =====

   Presently, the Company's postretirement benefit obligations are not funded. The status of the Company's postretirement benefit obligations as of December 31, 1995 and 1994 was as follows (in thousands):

                                                       1995         1994
   Actuarial present value of accumulated
     postretirement benefit obligation              $   790      $   754
   Unrecognized net gain                                230          292
                                                    -------      -------
   Accrued postretirement benefit liability         $ 1,020      $ 1,046
                                                    =======      =======

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.75% at December 31, 1995 and 8.0% at December 31, 1994. The assumed rate in 1995 decreases 1/4% per year until an ultimate rate of 6.5% is reached at December 31, 2001. The assumed rate in 1994 decreases 1/4% per year until an ultimate rate of 6.5% is reached at December 31, 2001. The health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $58,000 at December 31, 1995. The discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 8.25% at December 31, 1995 and December 31, 1994, respectively.

   NOTE 11.  COMMITMENTS AND CONTINGENT LIABILITIES

   Substantially all litigation proceedings pending against the Company were resolved pursuant to emergence from the Chapter 11 proceedings in 1988.Various loans, lease agreements and other commitments and contractual obligations of the Company were also satisfied pursuant to the Plan of Reorganization. The Company knows of no significant pre-Plan of Reorganization lawsuits presently pending against it or its subsidiaries which have not been assumed by the various trusts or other entities.

   The Company is a party to litigation matters and claims which are normal in the course of its operations, and, while the results of litigation and claims cannot be predicted with certainty, management believes that the final outcome of such matters will not have a material adverse effect on the Company's consolidated financial position.

                                                                      Page 27
   Environmental Matters

   The Environmental Protection Agency (EPA) and certain state environmental protection agencies have requested information in connection with eleven potential hazardous waste disposal sites in which products manufactured by Allis-Chalmers before consummation of the Plan of Reorganization were disposed. The EPA has claimed that Allis-Chalmers is liable for cleanup costs associated with six additional sites. The EPA's claims with respect to one other site were withdrawn in 1994 based upon settlements reached with the EPA in the bankruptcy proceeding. In addition, eight third parties have asserted that Allis-Chalmers is liable for cleanup costs or associated EPA fines in connection with seven additional sites. In one of these instances a former site operator has joined Allis-Chalmers and 47 other potentially responsible parties as a third party defendant in a lawsuit involving cleanup of one of the sites. In each instance the environmental claims asserted against the Company involve its prebankruptcy operations. Accordingly, Allis-Chalmers has taken the position that all cleanup costs or other liabilities related to these sites were discharged in the bankruptcy. In one particular site, the EPA's Region III has concurred with the Company's position that claims for environmental cleanup were discharged pursuant to the bankruptcy. While each site is unique with different circumstances, the Company has notified other Regional offices of the EPA of this determination associated with the Region III site. The Company has not received responses from the other Regional offices. No environmental claims have been asserted against the Company involving its postbankruptcy operations.

   Allis-Chalmers Consolidated Pension Plan

   Contributions to the Consolidated Plan are required starting in 1996 due to a change in the mortality assumptions used in calculating the present value of the pension benefits expected to be paid and the assumptions used in calculating the future administrative expenses compared with the projections of the mortality and administrative expense assumptions used in the Plan of Reorganization for funding the Consolidated Plan. Contributions are projected to be $2.5 million in 1996, then increasing to $3.1 million in 1997 and $8.1 million in 1998. These projections are based on various assumptions which may change and, in turn, alter these estimated required contributions. The Company currently does not have the financial resources to make all the required payments. Given the inability of the Company to fund this obligation, a termination of the Consolidated Plan will likely occur, with the consequence of a liability to the Pension Benefit Guaranty Corporation (PBGC) in excess of the current net worth of the Company. The Company intends to continue discussions with the PBGC concerning its obligations under the Consolidated Plan. Although it is not possible to predict the outcome of such discussions, if the Company is unable to negotiate a settlement with the PBGC on terms that are acceptable to the Company, Allis-Chalmers will be required to evaluate its options, which include attempting to raise additional capital to eliminate the underfunding or seeking protection from its creditors by commencing voluntary bankruptcy proceedings under the federal bankruptcy laws. The Company is not optimistic that in its current condition it will be able to raise additional capital to meet its obligations under the Consolidated Plan.

                                                                      Page 28
   NOTE 12.  QUARTERLY FINANCIAL DATA
     (unaudited)
                        First       Second          Third         Fourth
                       Quarter      Quarter         Quarter       Quarter
                     1995  1994   1995    1994   1995    1994    1995   1994
                               (thousands, except per share)
   Sales             $769  $733   $853  $1,041   $770    $ 882   $798   $924
   Gross Margin       182   178    261     359    175      262    201    210
   (Loss) Income
    from:
     Continuing
      operations     (432) (316)  (360)   (176)  (402)    (315)  (254)  (280)
     Discontinued
      operations        -   (13)     -    (137)     -     (137)     -     56
    Sale of molded
     fabric products
     division           -     -      -       -      -   (2,808)     -    (48)
   Net (Loss)        (432) (329)  (360)   (313)  (402)  (3,260)  (254)  (272)
   Income (Loss)
    per Share:
     Continuing
      operations     (.43) (.32)  (.35)   (.17)  (.40)    (.31)  (.26)  (.28)
     Discontinued
      operations        -  (.01)     -    (.14)     -     (.13)     -    .06
     Sale of molded
      fabric products
      division          -     -      -       -      -    (2.78)     -   (.05)
     Loss per Share  (.43) (.33)  (.35)   (.31)  (.40)   (3.22)  (.26)  (.27)

                                                                      Page 29
   OFFICERS

   H. Sean Mathis
   chairman of the board and chief executive officer

   Leonard Toboroff
   vice chairman of the board and executive vice president

   John T. Grigsby, Jr.
   vice chairman of the board, executive vice president and chief financial officer

   Robert E. Nederlander
   vice chairman

   Jeffrey I. Lehman
   treasurer

   DIRECTORS

   John R. Collins
   retired administrative assistant to the secretary-treasurer, International Union, United Automobile, Aerospace & Agricultural Implement Workers of America--UAW

   John T. Grigsby, Jr.
   trustee, A-C Reorganization Trust; disposition assets trustee; president, Thomson McKinnon Securities, Inc. during winddown and liquidation of its affairs; president and chief executive officer, Nationwise Automotive, Inc. an automotive replacement parts retailer; director, 1st Southern Bank of Boca Raton, Florida and First Florida Industries, Inc.

   H. Sean Mathis
   president and director of Gulfstream Capital Partners, Inc.; director, USTrails Inc. and Allied Digital Technologies Corp.

   Claude D. Montgomery
   director and shareholder, Marcus Montgomery & Wolfson P.C., attorneys

   Robert E. Nederlander
   president, director, Nederlander Organization, Inc.; president, Nederlander Television and Film Productions, Inc.; partner, New York Yankees Baseball Club; chairman of the board, Riddell Sports, Inc.; chairman of the board, MEGO Corporation

   John E. Sundman
   director, retired vice president, Corcap, Inc.

   Allan R. Tessler
   chairman of the board, chief executive officer, International Financial Group, Inc.; co-chief executive officer, Data Broadcasting Corporation; chairman of the board, Great Dane Holdings, Inc., Jackpot Enterprises, Inc. and Enhance Financial Services Group, Inc.; director, The Limited, Inc.

   Leonard Toboroff
   vice chairman, Riddell Sports, Inc.; practicing attorney; director, Banner Aerospace, Inc. and Saratoga Beverage, Inc.

                                                                      Page 30
   BOARD COMMITTEES

   Executive Committee -- The Executive Committee may exercise all the powers and authority of the Board in the management of the business and affairs of the Company except those powers specifically reserved for the Board. Although the Executive Committee has very broad powers, in practice it meets only when calling a meeting of the Board is impractical. Its members are Messrs. Nederlander (chairman), Grigsby, Mathis, Tessler and Toboroff.

   Audit Committee -- The Audit Committee is responsible for recommending to the full Board the engagement and discharge of the independent auditor of the Company. It reviews financial data published by the Company and the reports of the independent auditor. It monitors the accounting policies and practices of the Company's businesses. Its members are Messrs. Sundman (chairman), Collins and Montgomery.

   Officers' Compensation Committee -- The Officers' Compensation Committee reviews and makes recommendations to the full Board regarding the compensation and other benefits of officers. Its members are Messrs. Mathis (chairman) and Sundman.

   Director Nominating Committee -- The Director Nominating Committee investigates and makes recommendations to the Board regarding nominees for election as directors. Its members are Messrs. Nederlander (chairman), Collins, Grigsby, Montgomery and Toboroff.

   Escrow Agent,
   Transfer Agent and
   Registrar

   Continental Stock Transfer &
     Trust Company
   2 Broadway
   New York, New York  10004

   ANNUAL REPORT ON FORM 10-K

   The Company's Annual Report on Form 10-K to the Securities and Exchange Commission will be furnished without charge to shareholders upon written request to the Secretary, Allis-Chalmers Corporation, Box 512, Milwaukee, Wisconsin 53201-0512.