Form 10-K405, Exhibit 13
period 1996-12-31
ALLIS CHALMERS CORP
filed 1997-03-31
CIK 3982

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

   On March 1, 1997, Allis-Chalmers had 42 employees and 7,210 shareholders of record.




   Headquarters

   Allis-Chalmers Corporation
   Box 512
   Milwaukee, WI  53201-0512






   Contents

   The Business of Allis-Chalmers                          1
   Report to Our Shareholders                              2
   Market for Common Stock and
      Related Shareholder Matters                          4
   Selected Financial Data                                 5
   Management's Discussion and Analysis                    6
   Report of Independent Accountants                      11
   Consolidated Financial Statements                      12
   Notes to Consolidated Financial Statements             15
   Officers and Directors                                 27
   Board Committees                                       28

   REPORT TO OUR SHAREHOLDERS


   H. Sean Mathis
   Chairman of the Board
   and Chief Executive Officer


   Dear Shareholders:

     I am pleased to report that the Allis-Chalmers operating results of Houston Dynamic Service, Inc. (HDS) have improved significantly from 1995. However, Allis-Chalmers still has major obstacles to overcome to be able to successfully continue its business. The major underfunding of the Allis-Chalmers Consolidated Pension Plan (Consolidated Plan) along with the continued unsuccessful search for an acquisition or a financing partner continue to jeopardize the future of the Company. This became more critical in 1996 as scheduled funding payments became past due to the Consolidated Plan.

   Financial Results

        With the sale of the B.R.B. Industries division (BRB) in 1994, the Company's continuing operation consists of HDS, a machinery repair and service business.

        Sales totaled $4.1 million in 1996, a 27% increase from $3.2 million in 1995. The increase is primarily the result of strong market conditions coupled with a more focused marketing strategy and product offering.

        Gross margin as a percentage of sales was 26.1% in 1996 compared with 25.7% in 1995.

        Marketing and administrative expense of $1.4 million in 1996 was slightly higher then the 1995 level of $1.3 million. The increase was due primarily to higher sales and marketing expense at HDS which was required to achieve higher sales in 1996. The increase was kept to a minimum due to cost reduction efforts at HDS and the absence of any significant corporate expenses incurred in connection with an acquisition search. As a percentage of sales, marketing and administrative expense decreased to 35% in 1996 compared with 41% in 1995.

        The Company reported a net loss of $1.7 million (including recognition of pension expense of $1.4 million), or $1.72 per common share, in 1996 compared with a net loss of $1.4 million (including recognition of pension expense of $1.1 million), or $1.44 per common share, in 1995.

   Acquisition Environment

   The Company continued to attempt to identify and evaluate acquisition candidates and financing partners during 1996. The Company's environment for these transactions was and remains very difficult. The Company's lack of cash for investment, restrictions on debt financing and the uncertainty associated with the Company's exposure for the underfunding of the Consolidated Plan all contribute to the Company's inability to consummate an acquisition or financing.

        Given the present financial condition of the Company, a meaningful acquisition will be very difficult to identify and complete. The Company continues to believe, however, that it should investigate suitable acquisition or financing opportunities and attempt to develop an alliance with a strategic partner in order to increase its operating base and generate positive cash flow. The Company recognizes that any acquisition would have to be financed by additional borrowing, new equity financing or a capital infusion by a new partner. The current financial condition of the Company is a significant impediment to additional borrowing or an equity investment.

   Pension Plan

   The Company is the plan sponsor for the Consolidated Plan. For the years 1989 through 1993, retirees covered by the Consolidated Plan outlived the assumptions of mortality used in 1988 to calculate the additional funding needed to fully fund the Consolidated Plan. Given this continued experience, the Company's independent actuaries revised the mortality assumptions used to calculate future liabilities effective January 1, 1994 to reflect this decrease in mortality. As a result, the Company has a greater future pension liability as its retirees continue to receive monthly pensions throughout their longer-projected lives. This change in mortality assumptions, along with a slight increase in the assumption for future administrative costs, resulted in an underfunding on a present value basis of $15.1 million as of December 31, 1996.

      This underfunded condition required the Company to make significant cash contributions to the Consolidated Plan pursuant to ERISA minimum funding requirements starting in 1996. In 1994, the Retirement Protection Act of 1994 (Act) was enacted as part of the General Agreement on Tariffs and Trade legislation. This Act requires faster funding of underfunded pension plans. While the first cash contribution to the Consolidated Plan for $205,000 was made in January 1996, additional cash contributions and interest of $2,386,000 are past due as of December 31, 1996. In addition cash contributions and interest of $4,564,000 are due in 1997.

        Based on the Company's limited financial resources to make contributions, this requirement for contributions continues to have a material adverse effect on the Company. The Company is not optimistic that in its current condition it will be able to raise additional capital to meet its obligations under the Consolidated Plan. Given the inability of the Company to fund such an obligation with its current financial resources, a notice of intent to terminate the Consolidated Plan was mailed to Plan participants on February 12, 1997 and a filing of appropriate documentation was made with the Pension Benefit Guaranty Corporation (PBGC). The termination is anticipated to result in the assumption by the PBGC of the Consolidated Plan with the consequence of a liability to the PBGC in excess of the current net worth of the Company. The Company has been engaged in ongoing discussions with the PBGC concerning the liability. Although it is not possible to predict the outcome of such discussions, the Company's options include seeking protection from its creditors by commencing another bankruptcy.

   Outlook

   The challenges for 1997 are significant. In particular, the pension plan underfunding issue and the continued search for an acquisition or a financing partner are matters on which we must remain focused. However, limited financial resources and the uncertainty of available financing will make these challenges most difficult.

        On behalf of the directors and officers of Allis-Chalmers, I request the support of you, the shareholders, as we address these difficult challenges.

                                                                    [Page 4]

   MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

   The Company's First Amended and Restated Joint Plan of Reorganization (Plan of Reorganization) provided for cancelling the old common stock of Allis-Chalmers on December 2, 1988 and issuing new common stock of the reorganized Company (Common Stock) to certain holders of claims and interests, including holders of old common stock.

   After receiving approval of a majority of shareholders of Common Stock, the Company amended its Amended and Restated Certificate of Incorporation (Amendment), effective as of July 8, 1992, to effect a 1-for-15 reverse stock split of the Common Stock pursuant to which each 15 shares of Common Stock, $.01 par value per share, were combined into one share of new Common Stock, $.15 par value per share. In lieu of the issuance of fractional shares of Common Stock, the Amendment provided that shareholders owning less than 15 shares of Common Stock were entitled to receive a cash payment at the rate of $8.85 per share of Common Stock (equivalent to $0.59 per share of the presplit Common Stock). This action, decreased the number of outstanding shares of Common Stock to 1,003,596 from 15,164,195 shares immediately prior to the reverse stock split and decreased the number of shareholders to 7,408 from 17,799 prior to the reverse stock split. Per share amounts in the accompanying financial statements have been restated to reflect the reverse stock split.

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

   No dividends were declared or paid during 1996, 1995 or 1994.
                                                                     [Page 5]

   SELECTED FINANCIAL DATA (1)

                              1996       1995       1994      1993      1992
                                   (millions, except per share data)

   Statement of Operations
    Data:
     Sales                   $ 4.1    $   3.2    $  3.6    $   3.3   $  3.8

     Income (loss) from:
       Continuing Operations  (1.7)      (1.4)     (1.1)      (1.3)    (1.7)
       Discontinued
        Operations                -          -     (0.2)       0.2      0.9
       Sale of molded
        fabric products
        division                  -          -     (2.9)         -        -
       Cumulative effect
        of accounting
        change                    -          -         -      (1.0)       -
                                ---        ---       ---        ---      ---
         Net loss             (1.7)      (1.4)     (4.2)      (2.1)     (.8)

     Income (loss) per share
      from:
       Continuing Operations  (1.72)     (1.44)    (1.08)     (1.31)   (1.65)
       Discontinued
        Operations                -          -      (.23)       .24      .82
       Sale of molded
         fabric products
         division                 -          -     (2.82)         -        -
       Cumulative effect
         of accounting
         change                   -          -         -      (1.02)       -
                               ----       ----      ----       ----     ----
         Net loss             (1.72)     (1.44)    (4.13)     (2.09)    (.83)

   Statement of Financial
    Condition Data:

     Total assets               3.4        4.1       4.6       11.5     12.9
     Long-term debt
      classified as:
       Current                  0.1        0.3         -        0.2      1.1
       Long-term                0.3          -       0.3        3.1      2.4
     Shareholders'
      (deficit) investment    (13.6)      (9.9)     (6.9)      (3.2)     8.0



   (1) Restated to reflect the results of operations of the Company's BRB division as discontinued operations. See Note 3 of Notes to Consolidated Financial Statements.


                                                                [Pages 6-10]

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

   The acquisition environment has been unfavorable since the Investor's cash contribution to the Company and remained very difficult for the Company during 1996. The problems continued to include the Company's lack of cash for investment, limited availability of debt financing for acquisitions and the financial exposure associated with the Allis-Chalmers Consolidated Pension Plan (Consolidated Plan). These conditions become even more critical in 1997 since as of December 31, 1996 payments totaling $2,386,000 are past due to the Consolidated Plan. Therefore, the Company continues to proceed cautiously with its efforts to identify and evaluate potential candidates for acquisition. Currently, the Company is not in discussions with any such potential candidate.

   The Company continues its efforts to conserve cash resources. However, the expenses associated with the ongoing Securities and Exchange Commission and other governmental reporting as well as legal, accounting and audit, tax, insurance and costs associated with other corporate requirements of a publicly held company will make it difficult for the Company, at its present size, to achieve a positive cash flow.

   In 1994, the Company's independent pension actuaries changed the assumptions for mortality and administrative expenses used to determine the liabilities of the Consolidated Plan. Primarily as a result of the changes in mortality assumptions to reflect decreased mortality rates of the Company's retirees, the Consolidated Plan is underfunded on a present value basis by $15.1 million. The Company has recorded the liability related to this underfunded position, resulting in the elimination of its shareholders' equity. In the first quarter of 1996, the Company made a cash contribution in the amount of $205,000. The Company did not, however, have the financial resources to make the other required payments during 1996 and $2,386,000 in payments were past due as of December 31, 1996. In addition, there are substantial payments due in 1997 and 1998. Given the inability of the Company to fund such an obligation with its current financial resources, a Notice of Intent to Terminate the Consolidated Plan was mailed to Plan participants on February 12, 1997 and the filing of the appropriate documentation was made with the Pension Benefit Guaranty Corporation (PBGC). The termination is anticipated to result in the assumption by the PBGC of the Consolidated Plan with the consequence of a liability to the PBGC significantly in excess of the current net worth of the Company. The Company has been engaged in ongoing discussions with the PBGC concerning the Consolidated Plan. The failure to meet the 1995 minimum obligation of $378,459 to the Consolidated Plan also results in a 10% excise tax liability to the IRS at December 31, 1996. To date, the IRS has not assessed the additional 100% excise tax which may be imposed on the accumulated funding deficiency for 1995. Failure to meet the minimum funding obligations for 1996 will also result in additional excise tax liabilities to the IRS. The Company also intends to seek a settlement of these tax obligations with the IRS. Although it is not possible to predict the outcome of discussions with the PBGC and IRS, the Company's options include seeking protection from its creditors by commencing another bankruptcy filing.

   Results of Operations

   Results of operations for 1996 and 1995 reflect the sole operation of the business of Allis-Chalmers: the machine repair business, HDS. The results of operations for 1994 also included the molded-fabric-product business, BRB, which was sold in September 1994.

   Sales from continuing operations totaled $4.1 million in 1996, a 27% increase over 1995 sales, compared with $3.2 million and $3.6 million in 1995 and 1994, respectively. The increase in sales from 1995 is primarily the result of strong market conditions coupled with a more focused marketing strategy and product offering.

   Gross margins, as a percentage of sales, were 26.1%, 25.7% and 28.2% in 1996, 1995 and 1994, respectively.

   Marketing and administrative expense was $1.4 million, $1.3 million and $1.4 million in 1996, 1995 and 1994, respectively. The increase in 1996 was kept to a minimum despite a 27% increase in sales due to continued cost reduction efforts and the absence of any significant expenses relating to the Company's search for and evaluation of an acquisition candidate in 1996. Marketing and administrative expense was 34.8% of sales in 1996 compared with 41.1% in 1995 and 40.1% in 1994. Marketing and administrative expense has been significantly reduced since 1994 as a result of cost reduction activity at HDS and at the Company's corporate offices. A significant portion of the Company's administrative expense relates to expenses for Securities and Exchange Commission and other governmental reporting as well as the legal, accounting and audit, tax, insurance and other requirements of a publicly held company.

   The Company had a loss from operations of $353,000 in 1996 compared with a 1995 loss of $491,000 and a loss of $382,000 in 1994. The change from 1995 resulted primarily from increased sales.

   Interest income in each of the years resulted mainly from earnings on short-term investments. However, for the complete year of 1995, interest income also was derived from a note receivable from the sale of BRB in September of 1994. This accounted for the increase in 1995. Interest expense primarily relates to a term loan, the proceeds of which were used to purchase the shop and office building from which HDS operates.

   Pension expense was $1,422,000, $1,067,000 and $639,000 in 1996, 1995 and
   1994, respectively. These amounts relate to the recognition of the pension liability associated with the Consolidated Plan in accordance with Statement of Financial Accounting Standards No. 87 "Employer's Accounting for Pensions."

   The Company incurred a net loss of $1,728,000 (including recognition of pension expense of $1,422,000), or $1.72 per common share, in 1996 compared with a net loss of $1,448,000 (including recognition of pension expense of $1,067,000), or $1.44 per common share, in 1995.

   In 1994, the Company incurred a net loss of $4,174,000, or $4.13 per common share. The net loss in 1994 included a loss from continued operations of $1,087,000 or 1.08 per common share. The Company reported a loss from discontinued operations of $231,000 or .23 per common share in 1994. The 1994 loss from discontinued operations reflected the continued declining sales by BRB. The Company incurred a loss on the sale of BRB of $2,856,000 or $2.82 per common share in 1994. The loss on the sale of BRB included the write off of $2,076,720 in intangible assets associated with the Company's acquisition of BRB in 1989.

   Liquidity and Capital Resources

   At December 31, 1996, the Company had cash and short term investments totaling $1.6 million, a decrease from $1.9 million at December 31, 1995. This decrease was the result of expenses associated with the ongoing corporate reporting, as well as legal, accounting, pension, audit, tax and insurance.

   Trade receivables at December 31, 1996 were $652,000, compared with $265,000 at December 31, 1995. This increase was primarily the result of certain major projects completed and billed by HDS near the end of the year.

   Non-trade receivables were $36,000 at December 31, 1996 a decrease from $664,000 at December 31, 1995. The decrease was primarily the result of a negotiated settlement for $500,000 for amounts due from the sale of the Company's BRB division.

   Inventory at December 31, 1996, was $93,000, down from $128,000 at year end 1995. The higher amount in 1995 was due to a job in progress at the end of 1995 which was completed in early 1996.

   The Company had no significant capital expenditure commitments as of December 31, 1996.

   Current maturities of long-term debt at December 31, 1996 were $54,000 compared with $299,000 at year-end 1995. This decrease was the result of the refinancing of the balloon payment due August 20, 1996 from the real estate loan originally refinanced by HDS in August, 1993. The proceeds of the original loan were used in 1990 for the purchase of the land and building in which HDS operates its business in Houston, Texas. The amount refinanced is required to be repaid in monthly installments of $3,278 through August 20, 2001, when the remaining unpaid balance shall be due. At December 31, 1996, the interest rate on the note was 10.25%. This rate is subject to adjustments during the term of the note in accordance with increases or decreases in the prime rate. The note is secured by the HDS facility having a net book value of $472,000 at December 31, 1996 and the Company's guaranty.

   The Company's principal sources of cash include earnings from operations and interest income on short-term investments. The cash requirements needed for the administrative expenses associated with being a publicly held company are significant, and management believes that the Company will continue to use a substantial portion of its cash balances in 1997. The A-C Reorganization Trust, pursuant to the Plan of Reorganization, funds all costs incurred by Allis-Chalmers which relate to implementation of the Plan of Reorganization. Such costs include an allocated share of certain expenses for Company employees, professional fees and certain other administrative expenses.

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

   For the years 1989 through 1993, retirees eligible for benefits under the Consolidated Plan have, as a group, outlived the projections based on the mortality assumptions used in the Plan of Reorganization for funding the Consolidated Plan. During this period, actual administrative expenses have been slightly in excess of assumed levels. The Company was advised by its independent actuaries that effective January 1, 1994 it was required to reflect such decreased mortality for funding calculation purposes. This change in the mortality assumptions and an increase in the assumption for future administrative expenses have created an underfunded condition as of December 31, 1996 in the Consolidated Plan of $15.1 million on a present value basis.

   This underfunded condition in the Consolidated Plan requires the Company to make significant cash contributions to the Consolidated Plan pursuant to ERISA funding requirements starting in 1996. Contributions and interest in the amount of $2.4 million were past due as of December 31, 1996 with payments of $4.6 million due in 1997.

   In 1996, the Company made a payment of $205,000 to the Consolidated Plan. The Company has failed to make required quarterly contributions starting in April 1996, resulting in the filing of a lien by the PBGC against the Company. Given the inability of the Company to fund such an obligation with its current financial resources, a Notice of Intent to Terminate the Consolidated Plan was mailed to Plan participants on February 12, 1997 and the filing of the appropriate documentation was made with the Pension Benefit Guaranty Corporation (PBGC). The termination is anticipated to result in the assumption by the PBGC of the Consolidated Plan with the consequence of a liability to the PBGC significantly in excess of the current net worth of the Company. The Company has been engaged in ongoing discussions with the PBGC concerning the Consolidated Plan. The failure to meet the 1995 minimum obligation of $378,459 to the Consolidated Plan also results in a 10% excise tax liability to the IRS at December 31, 1996. To date, the IRS has not assessed the additional 100% excise tax which may be imposed on the accumulated funding deficiency for 1995. Failure to meet the minimum funding obligations for 1996 will also result in additional excise tax liabilities to the IRS. The Company also intends to seek a settlement of these tax obligations with the IRS. Although it is not possible to predict the outcome of discussions with the PBGC and IRS, the Company's options include seeking protection from its creditors by commencing another bankruptcy filing.

   The Environmental Protection Agency (EPA) and certain state environmental protection agencies have requested information in connection with eleven potential hazardous waste disposal sites in which products manufactured by Allis-Chalmers before consummation of the Plan of Reorganization were disposed. The EPA has claimed that Allis-Chalmers is liable for cleanup costs associated with several additional sites. The EPA's claims with respect to one other site were withdrawn in 1994 based upon settlements reached with the EPA in the bankruptcy proceeding. In addition, certain third parties have asserted that Allis-Chalmers is liable for cleanup costs or associated EPA fines in connection with additional sites. In one of these instances a former site operator has joined Allis-Chalmers and 47 other potentially responsible parties as a third-party defendant in a lawsuit involving cleanup of one of the sites. In each instance the environmental claims asserted against the Company involve its prebankruptcy operations. Accordingly, Allis-Chalmers has taken the position that all cleanup costs or other liabilities related to these sites were discharged in the bankruptcy. In one particular site, the EPA's Region III has concurred with the Company's position that claims for environmental cleanup were discharged pursuant to the bankruptcy. While each site is unique with different circumstances, the Company has notified other Regional offices of the EPA of this determination associated with the Region III site. The Company has not received responses from the other Regional offices. No environmental claims have been asserted against the Company involving its postbankruptcy operations.

   Financial Condition

   Shareholders' deficit at December 31, 1996 was $13.6 million. A three-year comparison of shareholders' deficit follows:

               (millions)               1996         1995        1994

   January 1                           $  (9.9)   $   (6.9)    $  (3.2)
   Net loss                               (1.7)       (1.4)       (4.1)
   Pension liability adjustment           (2.0)       (1.6)        0.4
                                          ----        ----        ----
   December 31                         $ (13.6)   $   (9.9)    $  (6.9)
                                          ====        ====        ====

                                                               [Pages 11-26]

                        REPORT OF INDEPENDENT ACCOUNTANTS


   To the Board of Directors and
    Shareholders of Allis-Chalmers Corporation


   In our opinion, the consolidated financial statements appearing on pages 12 through 26 of this report present fairly, in all material respects, the financial position of Allis-Chalmers Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has failed to make required contributions to the Allis-Chalmers Consolidated Pension Plan.
   As of December 31, 1996, approximately $2.4 million in contributions and interest are past due and an additional $4.6 million in contributions will be required during 1997. The Company does not currently have the financial resources to make these required contributions and has expressed its intent to terminate the plan effective April 14, 1997, which would result in a liability to the Pension Benefit Guaranty Corporation significantly in excess of the current net worth of the Company. This matter raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are described in Notes 10 and 11 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




   Price Waterhouse LLP
   March 24, 1997

                             STATEMENT OF OPERATIONS


        Year Ended December 31               1996         1995        1994
                                            (thousands, except per share)

   Sales                                    $ 4,060      $ 3,190    $  3,580
   Cost of sales                              3,000        2,371       2,571
                                             ------       ------      ------
         Gross Margin                         1,060          819       1,009

   Marketing and administrative
    expense                                   1,413        1,310       1,434
   Restructuring costs                            -            -         (43)
                                             ------       ------      ------
       Loss from Operations                    (353)        (491)       (382)
   Other income (expense)
     Interest income                             70          136          99
     Interest expense                           (39)         (46)       (187)
     Pension expense                         (1,422)      (1,067)       (639)
     Other                                       16           20          22
                                             ------       ------      ------
     Loss from Continuing
       Operations                            (1,728)      (1,448)     (1,087)

   Discontinued Operations:
   Loss from operations of molded
    fabric products division                      -            -        (231)
   Loss on sale of molded fabric
     products division                            -            -      (2,856)
                                             ------       ------      ------
       Net Loss                             $(1,728)     $(1,448)   $ (4,174)
                                             ======       ======      ======
   Loss per Common Share:
     Continuing Operations                  $ (1.72)     $ (1.44)   $  (1.08)
     Discontinued Operations                      -            -       (3.05)
                                             ------       ------      ------
       Net Loss per Common Share            $ (1.72)     $ (1.44)   $  (4.13)
                                             ======       ======      ======



                        STATEMENT OF ACCUMULATED DEFICIT

        Year Ended December 31                1996         1995        1994
                                                        (thousands)

   Accumulated deficit beginning
    of year                                 $(8,018)     $(6,570)   $ (2,396)
   Net loss                                  (1,728)      (1,448)     (4,174)
                                             ------       ------      ------
   Accumulated deficit end
    of year                                 $(9,746)     $(8,018)   $ (6,570)
                                             ======       ======      ======


   The accompanying Notes are an integral part of the Financial Statements.

                        STATEMENT OF FINANCIAL CONDITION


                   December 31                           1996       1995
                                                            (thousands)
   Assets

   Cash and short-term investments                       $ 1,568    $  1,881
   Trade receivables, net (Note 4)                           652         265
   Non-trade receivables (Note 3)                             36         664
   Inventories, net                                           93         128
   Other current assets                                      100         206
                                                          ------      ------
       Total Current Assets                                2,449       3,144
   Net property, plant and
    equipment (Note 5)                                       937         907
                                                          ------      ------
       Total Assets                                      $ 3,386    $  4,051
                                                          ======      ======

   Liabilities and Shareholders' Deficit

   Current maturities of long-term debt                  $    54    $    299
   Trade accounts payable                                     82          73
   Accrued employee benefits                                 136          80
   Reserve for legal expenses                                 50         275
   Accrued pension liability (Note 10)                     6,949       2,493
   Other current liabilities                                 356         324
                                                          ------      ------
       Total Current Liabilities                           7,627       3,544

   Accrued pension liability (Note 10)                     8,131       9,374
   Accrued postretirement benefit
    obligations (Note 10)                                    993       1,020
   Long-term debt (Note 7)                                   279          33

   Shareholders' deficit (Note 8)
     Common stock ($.15 par value, authorized
      2,000,000 shares, outstanding 1,003,028
      at December 31, 1996 and December 31, 1995)            152         152
     Capital in excess of par value                        8,155       8,155
     Accumulated deficit (accumulated deficit of
      $424,208 eliminated on December 2, 1988)            (9,746)     (8,018)
     Pension liability adjustment                        (12,205)    (10,209)
                                                          ------      ------
       Total Shareholders' Deficit                       (13,644)     (9,920)
   Commitments and contingent liabilities
    (Note 11)                                             ------      ------
       Total Liabilities and Shareholders'
        Deficit                                          $ 3,386    $  4,051
                                                          ======      ======


   The accompanying Notes are an integral part of the Financial Statements.

                             STATEMENT OF CASH FLOWS

        Year Ended December 31                1996         1995        1994
                                                         (thousands)

   Cash flows from operating
    activities:
       Net loss                             $(1,728)     $(1,448)   $ (4,174)
       Adjustments to reconcile net loss
        to net cash (used) provided by
        operating activities:
           Depreciation and amortization         92          112         126
           Loss from discontinued
            operations                            -            -       3,087
           Provision for restructuring
            costs                                 -            -         (48)
           Changes in working capital:
               Decrease in receivables,
                net                             241          240         556
               Decrease (increase) in
                inventories                      35          (34)        (35)
               Decrease (increase) in
                other current assets            106          (21)        443
               Increase (decrease) in
                trade accounts
                payable                           9         (128)       (103)
               Decrease in other current
                liabilities                    (137)         (42)       (404)
               Increase in accrued
                pension liability             1,217        1,067         639
           Net change in working capital
             of discontinued operations           -            -         (20)
           Other                                (27)         (13)         23
                                             ------       ------      ------
               Net cash (used) provided
                by operating activities        (192)        (267)         90

   Cash flows from investing activities:
       Capital expenditures                    (127)        (116)       (109)
       Proceeds from sale of excess
        equipment                                 5            6          20
                                             ------       ------      ------
               Net cash (used) by
                investing activities           (122)        (110)        (89)

   Cash flows from financing activities:
       Net proceeds from issuance of
        long-term debt                          311           67           -
       Payment of long-term debt               (310)         (34)       (154)
       Retirement of long-term debt               -            -      (2,795)
       Proceeds from certificate of
         deposit                                  -            -       3,000
                                             ------       ------      ------
               Net cash provided (used)
                by financing activities           1           33          51
                                             ------       ------      ------
   Net (decrease) increase in cash and
    short-term investments                     (313)        (344)         52

   Cash and short-term investments at
    beginning of year                         1,881        2,225       2,173
                                             ------       ------      ------
   Cash and short-term investments
    at end of year                          $ 1,568      $ 1,881    $  2,225
                                             ======       ======      ======
   Supplemental information -
    interest paid                           $    39      $    46    $    189
                                             ======       ======      ======


   The accompanying Notes are an integral part of the Financial Statements.

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

   Short-Term Investments

   Short-term investments consist primarily of government repurchase agreements and commercial paper with original maturities at date of purchase less than three months.

   Fair Value of Financial Instruments

   The carrying amounts in the Statement of Financial Condition for cash and short-term investments, trade receivables and long-term debt approximate their fair market value.

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

   (Loss) Income Per Common Share

   (Loss) Income per common share is based on the average number of shares of common stock outstanding.

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

   Major Customers

   In 1996 and 1995, Amoco Chemical was the only customer which accounted for 10% or more of total sales -- 16% of 1996 sales and 26% of 1995 sales. In 1994, the Company had two customers which accounted for 10% or more of total sales -- Amoco Chemical generated 19% and Chevron Corporation generated 15%.

   NOTE 3.  SALE OF BRB DIVISION

   On September 22, 1994, the Company sold substantially all of the assets, excluding accounts receivable and certain other assets, and certain liabilities of its BRB division. Pursuant to the terms and conditions of an Asset Purchase Agreement, dated as of August 4, 1994 and as amended on September 22, 1994 (the "Asset Purchase Agreement"), by and between the Company and BRB Industries Corp., a New Jersey corporation, the purchase price was $737,343, which consisted of $280,000 paid in cash at closing, $100,000 payable in cash within 120 days after closing and a secured promissory note in the amount of $357,343.

   The Company recorded a loss on the sale of $2,856,000 which included the write-off of $2,076,720 of intangible assets associated with the Company's acquisition of BRB in 1989.

   The Company did not sell the accounts receivable nor transfer the accounts payable of the BRB business. Pursuant to the terms of the Asset Purchase Agreement, the collection of the BRB receivables and payment of BRB payables was administered on behalf of the Company by BRB management and the proceeds from the collection of receivables over the payment of the accounts payable were to be transferred to the Company.

   In September 1996, a negotiated settlement was made for $500,000 for amounts due from the sale. This included amounts due from the promissory note as well as collection of receivables.

   Sales of this discontinued operation were $3,676,800 for the nine months ended September 20, 1994.


   NOTE 4.  RECEIVABLES

              December 31                           1996          1995
                                                       (thousands)

   Trade accounts receivable                      $    682      $    571
   Allowance for doubtful receivables                  (30)         (306)
                                                     -----         -----
                                                  $    652      $    265
                                                     =====         =====

   NOTE 5.  PROPERTY, PLANT AND EQUIPMENT

              December 31                           1996          1995
                                                       (thousands)

   Land and buildings                             $    545      $    522
   Machinery and equipment                           1,339         1,302
   Tools, patterns, furniture, fixtures
     and leasehold improvements                        441           380
                                                    ------        ------
                                                     2,325         2,204
   Accumulated depreciation                         (1,388)       (1,297)
                                                    ------        ------
                                                  $    937      $    907
                                                    ======        ======


   NOTE 6.  INCOME TAXES

   Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in differences between income for tax purposes and income for financial statement purposes in future years.

   The following table depicts the temporary differences as of December 31, 1996 and 1995:

                                                     1996          1995
                                                        (millions)

   Net future tax deductible items                $     13      $     10
   Net operating loss carryforwards
    and other tax credits                              189           187
   Valuation allowance                                (202)         (197)
                                                    ------        ------
   Net deferred taxes                             $      0      $      0
                                                    ======        ======


   Net future tax deductible items relate primarily to estimated future bankruptcy claim payments to be made by the Company's two grantor trusts. Gross deferred tax liabilities at December 31, 1996 are not material.

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

   The Plan of Reorganization also created a trust to process and liquidate product liability claims. Payments made by the A-C Reorganization Trust to the product liability trust do not generate current tax deductions for the Company. Future deductions will be available to the Company as the product liability trust makes payments to liquidate claims.

   The Company believes the above-named trusts are grantor trusts and therefore includes the income or loss of these trusts in the Company's income or loss for tax purposes, resulting in an adjustment of the tax basis of net operating and capital loss carryforwards. The income or loss of these trusts is not included in the Company's results of operations for financial reporting purposes.

   Tax carryforwards at December 31, 1996 are estimated to consist of net operating losses of $510 million expiring 1998 through 2009, investment tax credits of $7 million expiring 1997 through 2001 and energy tax credits of $3 million expiring 1997 through 2001.

   During 1990, the Company initiated litigation against the Internal Revenue Service (IRS) in the United States Bankruptcy Court for the Southern District of New York, challenging the validity and retroactive applicability of proposed regulations issued by the IRS on August 13, 1990. On January 2, 1992 the IRS issued final regulations under Sections 269 and 382 of the Internal Revenue Code of 1986 relating to the use of net operating loss carryforwards following corporate reorganizations under the Bankruptcy Code.

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

   On June 8, 1992, the Bankruptcy Court issued a decision denying the Company's motion for a judgment against the IRS with respect to the application of Section 269 of the IRS Code to the Company. The Court also granted the IRS's motion to dismiss the Company's complaint challenging the regulations. The Court entered judgment pursuant to its decision on June 29, 1992 and, consistent with the advice of its counsel, the Company decided not to appeal that judgment.

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


   NOTE 7.  LONG-TERM DEBT

              December 31                            1996          1995
                                                       (thousands)

   Real estate loan                               $    267      $    282
   Other                                                66            50
                                                    ------        ------
                                                       333           332
   Less amounts classified as current                   54           299
                                                    ------        ------
                                                  $    279      $     33
                                                    ======        ======

   The real estate loan relates to the 1990 purchase of the land and building in Houston, Texas which had previously been leased by HDS. In August 1996, HDS refinanced this loan which is required to be repaid in monthly installments of $3,278 through August 20, 2001 when the remaining unpaid balance shall be due. At December 31, 1996, the interest rate on the note was 10.25%. This rate will be adjusted during the term of the note in accordance with increases or decreases in the prime rate. The note is secured by the HDS facility having a net book value of $472,000 at December 31, 1996 and the Company's guaranty.


   NOTE 8.  SHAREHOLDERS' DEFICIT

   The components of Shareholders' Deficit are as follows:

              December 31                           1996          1995
                                                        (thousands)

   Common stock                                 $      152     $     152
   Capital in excess of par value                    8,155         8,155
   Retained deficit                                 (9,746)       (8,018)
   Pension liability adjustment                    (12,205)      (10,209)
                                                    ------        ------
          Shareholders' Deficit                 $  (13,644)    $  (9,920)
                                                    ======        ======


   Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," requires recognition in the Statement of Financial Condition of a minimum pension liability. The minimum pension liability that must be recognized is equal to the excess of the accumulated benefit obligation over plan assets. A reduction of shareholders' investment in the amount of approximately $10.2 million in 1995 and $12.2 million in 1996 was recorded.

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

   In accordance with the Plan of Reorganization, the 11 plans received a Company contribution of $53.8 million in December 1988. As a result of actions taken in connection with this contribution and the then-existing securities of the pension plans, the assets of the Consolidated Plan are invested in a dedicated bond portfolio that consists of high-grade fixed income securities in which the market value of the assets is matched to the present value of the anticipated pension benefits and administrative expenses of the Consolidated Plan in a way intended to make the pension fund immune from interest rate fluctuations.

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

   For the years 1994 through 1996, the mortality experience was negative compared with the revised assumptions, in an amount in excess of the 1989-1993 average actuarial loss. This mortality loss was partially offset, however, by gains in the asset portfolio. At year end 1996, the Consolidated Plan remained in an underfunded condition with a recorded liability of $15.1 million.

   This underfunded condition in the Consolidated Plan requires the Company to make significant cash contributions to the Consolidated Plan pursuant to ERISA funding requirements starting in 1996. Contributions and interest in the amount of $2.4 million were past due as of December 31, 1996 with payments of $4.6 million due in 1997.

   The Company has failed to make required quarterly contributions starting in April 1996, resulting in the filing of a lien by the Pension Benefit Guaranty Corporation (PBGC) against the Company. Given the inability of the Company to fund such an obligation with its current financial resources, a Notice of Intent to Terminate the Consolidated Plan was mailed to Plan participants on February 12, 1997 and the filing of the appropriate documentation was made with the Pension Benefit Guaranty Corporation (PBGC). The termination is anticipated to result in the assumption by the PBGC of the Consolidated Plan with the consequence of a liability to the PBGC significantly in excess of the current net worth of the Company. The Company has been engaged in ongoing discussions with the PBGC concerning the Consolidated Plan. The failure to meet the 1995 minimum obligation of $378,459 to the Consolidated Plan also results in a 10% excise tax liability to the IRS at December 31, 1996. To date, the IRS has not assessed the additional 100% excise tax which may be imposed on the accumulated funding deficiency for 1995. Failure to meet the minimum funding obligations for 1996 will also result in additional excise tax liabilities to the IRS. The Company also intends to seek a settlement of these tax obligations with the IRS. Although it is not possible to predict the outcome of discussions with the PBGC and IRS, the Company's options include seeking protection from its creditors by commencing another bankruptcy filing.

   The funded status of the Consolidated Plan is as follows:

                                              December 31,    December 31,
                                                  1996            1995
                                                       (thousands)

   Actuarial present value of:
     Vested benefit obligation                   $(235,211)     $ (251,292)
                                                   =======         =======
     Accumulated benefit obligation              $
                                                  (235,211)     $ (251,292)
                                                   =======         =======
     Projected benefit obligation                $(235,211)     $ (251,292)

   Plan assets at fair value                       220,131         239,425
                                                   -------         -------
   Excess of projected benefit
     obligation over plan assets                   (15,080)        (11,867)
   Unrecognized net loss                            12,205          10,209
                                                   -------         -------
   Accrued pension liability before
     adjustment for minimum liability               (2,875)         (1,658)

   Adjustment required to recognize
     minimum liability                             (12,205)*       (10,209)*
                                                   -------         -------
   Accrued pension liability recognized
     in the statement of financial
     condition                                   $ (15,080)     $  (11,867)
                                                   =======         =======

   *This adjustment causes a corresponding reduction of equity.

   Effective January 1, 1994, the Company's actuaries changed the mortality assumptions used to calculate future pension liabilities. The Unisex Pension 1984 Table was replaced by a newly created mortality assumption which reflects the actual mortality experience of the Consolidated Plan from 1989 through 1993. The effect of this change on the Company's Statement of Financial Condition was material as a result of the requirement to recognize a minimum pension liability under generally accepted accounting principles.

   The projected benefit obligation as of December 31 was determined using an assumed discount rate of 7.45% for 1996 and 6.88% for 1995.

   The components of pension expense are as follows:

                                           1996        1995         1994
                                                   (thousands)
   Service cost                        $        -   $       -    $       -
   Interest cost on projected
     benefit obligation                    16,997      18,451       17,361
   Actual return on plan assets            (5,900)    (52,480)      12,064
   Net amortization and deferral           (9,675)     35,096      (28,786)
                                          -------     -------      -------
       Net pension expense             $    1,422   $   1,067    $     639
                                          =======     =======      =======

   The net periodic pension expense is based on the assumed long-term rate of return on plan assets of 8.87% in 1996, 8.87% in 1995, and 7.09% in 1994.

   The Consolidated Plan pays premiums to the PBGC based on the number of participants in the plan (fixed rate premium) and the funded status of the plan (variable rate premium). Given that the Consolidated Plan is underfunded, the variable rate portion of the PBGC premium was charged starting in 1995. The 1996 variable rate premium (included above as interest cost) was approximately $619,000, and the 1995 variable rate premium was approximately $250,000. As long as the underfunding exists, this variable rate premium will be an additional demand on the assets of the Consolidated Plan.

   Medical and Life

   Pursuant to the Plan of Reorganization, the Company assumed the contractual obligation to Simplicity Manufacturing, Inc. (SMI) to reimburse SMI for 50% of the actual cost of medical and life insurance claims for a select group of retirees (SMI Retirees) of the prior Simplicity Manufacturing Division of Allis-Chalmers.

   Net postretirement benefit expense for the years ended December 31, 1996, 1995 and 1994 included the following components (in thousands):

                                           1996        1995         1994

   Service cost                        $        -   $       -    $       -
   Interest cost on accumulated
    benefit obligation                         54          59           60
   Amortization of unrecognized
    net gain                                  (17)        (24)          (9)
                                          -------     -------      -------
   Net postretirement benefit
    expense                            $       37   $      35           51
                                          =======     =======      =======

   Presently, the Company's postretirement benefit obligations are not funded. The status of the Company's postretirement benefit obligations as of December 31, 1996 and 1995 was as follows (in thousands):

                                                     1996        1995

   Actuarial present value of accumulated
    postretirement benefit obligation               $     867    $     790
   Unrecognized net gain                                  126          230
                                                      -------      -------
   Accrued postretirement benefit
    liability                                       $     993    $   1,020
                                                      =======      =======

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.5% at December 31, 1996 and 7.75% at December 31, 1995. The assumed rate in 1997 decreases 1/4% per year until an ultimate rate of 6.5% is reached at December 31, 2001. The health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by $53,220 at December 31, 1996. The discount rate used in determining the accumulated postretirement benefit obligation was 7.50% and 7.25% at December 31, 1996 and December 31, 1995, respectively.


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

   Environmental Matters

   The Environmental Protection Agency (EPA) and certain state environmental protection agencies have requested information in connection with eleven potential hazardous waste disposal sites in which products manufactured by Allis-Chalmers before consummation of the Plan of Reorganization were disposed. The EPA has claimed that Allis-Chalmers is liable for cleanup costs associated with several additional sites. The EPA's claims with respect to one other site were withdrawn in 1994 based upon settlements reached with the EPA in the bankruptcy proceeding. In addition, certain third parties have asserted that Allis-Chalmers is liable for cleanup costs or associated EPA fines in connection with additional sites. In one of these instances a former site operator has joined Allis-Chalmers and 47 other potentially responsible parties as a third party defendant in a lawsuit involving cleanup of one of the sites. In each instance the environmental claims asserted against the Company involve its prebankruptcy operations. Accordingly, Allis-Chalmers has taken the position that all cleanup costs or other liabilities related to these sites were discharged in the bankruptcy. In one particular site, the EPA's Region III has concurred with the Company's position that claims for environmental cleanup were discharged pursuant to the bankruptcy. While each site is unique with different circumstances, the Company has notified other Regional offices of the EPA of this determination associated with the Region III site. The Company has not received responses from the other Regional offices. No environmental claims have been asserted against the Company involving its postbankruptcy operations.

   Allis-Chalmers Consolidated Pension Plan

   Contributions to the Consolidated Plan were required starting in 1996 due to a change in the mortality assumptions used in calculating the present value of the pension benefits expected to be paid and the assumptions used in calculating the future administrative expenses compared with the projections of the mortality and administrative expense assumptions used in the Plan of Reorganization for funding the Consolidated Plan. Contributions were projected to be $2.5 million in 1996, then increasing
   to $3.1 million in 1997 and $8.1 million in 1998.   After making one
   installment of $205,000 on January 15, 1996, the Company failed to make any subsequent installments. Under these circumstances, the Company announced on February 14, 1997 that it filed with the PBGC to initiate the termination of the Consolidated Plan. In accordance with PBGC requirements, notices were mailed to the almost 9,000 Consolidated Plan participants. It is anticipated that the PBGC will assume the responsibilities of the Consolidated Plan. The Company's failure to make required quarterly contributions starting in April 1996, resulted in the filing of a lien by the PBGC against the Company. Given the inability of the Company to fund such an obligation with its current financial resources, a Notice of Intent to Terminate the Consolidated Plan was mailed to Plan participants on February 12, 1997 and the filing of the appropriate documentation was made with the Pension Benefit Guaranty Corporation (PBGC). The termination is anticipated to result in the assumption by the PBGC of the Consolidated Plan with the consequence of a liability to the PBGC significantly in excess of the current net worth of the Company. The Company has been engaged in ongoing discussions with the PBGC concerning the Consolidated Plan. The failure to meet the 1995 minimum obligation of $378,459 to the Consolidated Plan also results in a 10% excise tax liability to the IRS at December 31, 1996. To date, the IRS has not assessed the additional 100% excise tax which may be imposed on the accumulated funding deficiency for 1995. Failure to meet the minimum funding obligations for 1996 will also result in additional excise tax liabilities to the IRS. The Company also intends to seek a settlement of these tax obligations with the IRS. Although it is not possible to predict the outcome of discussions with the PBGC and IRS, the Company's options include seeking protection from its creditors by commencing another bankruptcy filing.

   NOTE 12.  RELATED PARTY TRANSACTIONS

   As of December 31, 1996, the Company owes approximately $198,000 to the A-C Reorganization Trust for costs paid by the A-C Reorganization Trust on behalf of the Company. These costs primarily relate to legal costs and are recorded within other current liabilities in the Statement of Financial Condition.

   H. Sean Mathis, Chairman of the Board and Chief Executive Officer, Leonard Toboroff, Vice Chairman of the Board and Executive Vice President and John
   T. Grigsby, Jr., Vice Chairman of the Board, Executive Vice President and Chief Financial Officer did not receive any compensation for their services as executive officers of the Company for the three years ended December 31, 1996.


   NOTE 13.  QUARTERLY FINANCIAL DATA
     (unaudited)


                    First          Second          Third           Fourth
                   Quarter        Quarter         Quarter         Quarter
                 1996    1995    1996   1995    1996    1995   1996     1995
                                (thousands, except per share)

   Sales         $985    $769  $1,156  $ 853   $ 968   $ 770   $951  $   798
   Gross Margin   290     182     342    261     176     175    252      201
   Net Loss      (339)   (432)   (378)  (360)   (461)   (402)  (550)    (254)
   Loss per
    Share        (.34)   (.43)   (.38)  (.35)   (.46)   (.40)  (.54)    (.26)


                                                                [Pages 27-28]
   OFFICERS

   H. Sean Mathis
   chairman of the board and chief executive officer


   Leonard Toboroff
   vice chairman of the board and executive vice president


   John T. Grigsby, Jr.
   vice chairman of the board, executive vice president and chief financial officer


   Jeffrey I. Lehman
   treasurer


   William L. Vaitl
   secretary & assistant treasurer


   DIRECTORS

   John R. Collins
   retired administrative assistant to the secretary-treasurer, International Union, United Automobile, Aerospace & Agricultural Implement Workers of America--UAW


   John T. Grigsby, Jr.
   trustee, A-C Reorganization Trust; president, Thomson McKinnon Securities, Inc. during winddown and liquidation of its affairs; president and chief executive officer, N.W. Liquidating, Inc.; director, 1st Southern Bank of Boca Raton, Florida and First Florida Industries, Inc.


   H. Sean Mathis
   president and director of Universal Gym Equipment, Inc.; director, USTrails Inc. and Allied Digital Technologies Corp.


   Claude D. Montgomery
   partner, Phillips Lytle Hitchcock Blaine & Huber, attorneys


   Robert E. Nederlander
   president, director, Nederlander Organization, Inc.; president, Nederlander Television and Film Productions, Inc.; partner, New York Yankees Baseball Club; chairman of the board, Riddell Sports, Inc.; chairman of the board, MEGO Financial Corporation; director HFS Incorporated, MEGO Mortgage Corp. and News Communications, Inc.


   John E. Sundman
   director, retired vice president, Corcap, Inc.


   Allan R. Tessler
   chairman of the board, chief executive officer, International Financial Group, Inc.; co-chief executive officer, Data Broadcasting Corporation; chairman of the board, Great Dane Holdings, Inc., Jackpot Enterprises, Inc. and Enhance Financial Services Group, Inc.; director, The Limited, Inc.


   Leonard Toboroff
   director and vice chairman, Riddell Sports, Inc.; practicing attorney; director, Banner Aerospace, Inc. and Saratoga Beverage, Inc.


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